SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 4, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release –   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER 31 MARCH 2007
PREPARED IN ACCORDANCE WITH INTERNATIONAL
ACCOUNTING STANDARDS

Quarter 1 2007
Report
for the quarter ended 31 March 2007
Group results for the quarter ….
•
Adjusted headline earnings were $97m compared with $46m in the previous quarter, which was affected by once-off accounting adjustments.
•
Gold production was 1.33Moz and total cash costs were $332/oz, due to fewer production shifts following the year-end break and lower by-product credits.
•
Price received increased 4% to $602/oz. Hedge delta reduced by 570,000 ounces despite a 4% increase in the closing spot price for the quarter.
Quarter
Year
Quarter
Year
ended
March
2007
ended
Dec
2006
ended
March
2006
ended
Dec
2006
ended
March
2007
ended
Dec
2006
ended
March
2006
ended
Dec
2006
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
41,239
45,697        41,667    175,253
1,326
1,469 1,340 5,635
Price received
1
- R/kg / $/oz
139,953
135,628      107,903    126,038
602
578 545 577
Total cash costs - R/kg / $/oz
76,991
72,422        61,023     67,133
332
309 309 308
Total production costs - R/kg / $/oz
99,905
98,145        82,287     90,345
430
419
417 414
Financial review
Gross profit (loss) - R / $ million
808
1,639          (327)
2,700
150
133 (63) 443
Gross profit adjusted for the loss on
unrealised non-hedge derivatives
and other commodity contracts
2
- R / $ million
1,836
1,959          1,240       7,207
253
269 201 1,058
Profit (loss) attributable to equity
shareholders - R / $ million
(133)
69       (1,079)
(587)
21
(72)         (186)
(44)
Headline (loss) earnings ³ - R / $ million
(112)
(150) (1,072) (838)
24
(103)         (185)
(80)
Headline earnings adjusted for the
loss on unrealised non-hedge
derivatives and other commodity
contracts and fair value adjustments
on convertible bond
4
- R / $ million
699
343           525
2,790
97
46 85 413
Capital expenditure - R / $ million
1,417
1,861           961
5,533
196
260 156 817
Earnings (loss) per ordinary share - cents/share
Basic
(47)
25          (407)
(215)
7
(26)          (70)
(16)
Diluted
(47)
25          (407)
(215)
7
(26)          (70)
(16)
Headline³
(40)
(54) (404) (307)
9
(37)          (70)
(29)
Headline earnings adjusted for the
loss on unrealised non-hedge
derivatives and other commodity
contracts and fair value adjustments
on convertible bond
4
- cents/share
249
124           198
1,023
34
17 32 151
Dividends - cents/share 450 62
Notes:
1.
Refer to note D of “Non-GAAP disclosure” for the definition.
2.
Refer to note B of “Non-GAAP disclosure” for the definition.
3.
Refer to note 8 of “Notes” for the definition.
4.
Refer to note A of “Non-GAAP disclosure” for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 March 2007
Production
Total cash costs
Cash gross profit
1
Gross profit adjusted
for the loss on
unrealised non-hedge
derivatives and other
commodity contracts
2
oz (000)
%
Variance ³
$/oz
%
Variance ³
$m
%
Variance ³
$m
%
Variance ³
Mponeng
143
(3)
256
4
49
2
39
30
Sunrise Dam
148
(3)
299
2
43
(20)
32
(26)
TauTona
96
(17)
279
1
31
(3)
20
–
Great Noligwa
124
(17)
362
56
30
(39)
19
(46)
Kopanang
96
(19)
298
14
29
(17)
22
(19)
AngloGold Ashanti Brasil Mineração
66
(4)
207
8
25
(31)
21
(34)
Cripple Creek & Victor
64
(26)
242
(7)
23
(26)
15
(35)
Cerro Vanguardia
4
52
21
188
(45)
20
150
14
1,500
Obuasi
101
3
397
(9)
20
350
5
123
Yatela
4
35
3
223
–
14
(18)
12
(14)
Siguiri
4
73
(5)
424
11
12
50
5
267
Morila
4
41
(15)
358
13
11
(35)
8
(38)
Serra Grande
4
24
–
233
13
10
(9)
8
–
Geita
78
(3)
434
(26)
9
(18)
(1)
–
Tau Lekoa
43
(4)
431
16
7
(13)
1
133
Sadiola
4
31
(38)
427
54
7
(56)
6
(50)
Savuka
18
(14)
355
5
5
(17)
3
(40)
Iduapriem
4
27
(31)
449
23
5
–
3
50
Navachab
20
–
368
21
5
(17)
4
–
Moab Khotsong
14
8
577
16
–
–
(4)
33
Other
33
(3)
–
–
31
(23)
23
(28)
AngloGold Ashanti
1,326
(10)
332
7
386
(11)
253
(6)
NOTE: As highlighted in the last quarterly report, in order to simplify the reporting effect of the gold hedges on the received price, AngloGold Ashanti group financials now show an average received gold price, which is similar across all of its mines. The price received column from this table has therefore been removed.
1
Refer to note F of “Non-GAAP disclosure” for the definition.
2
Refer to note B of “Non-GAAP disclosure” for the definition.
3
Variance March 2007 quarter on December 2006 quarter – increase (decrease).
4     Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER
Adjusted headline earnings were $97m compared with
$46m in the previous quarter, which was affected by
once-off accounting adjustments.
During the quarter the company continued to deliver
into hedge commitments. Notwithstanding a spot gold
price that at quarter-end was $27/oz higher than the
previous quarter’s close, the hedge delta decreased by
570,000 ounces, to 9.59Moz. The received gold price,
at $602/oz, while 4% up on that of the prior quarter was
7.4% less than the ruling spot price for the period and
well within the guidance provided to the market.
Operationally, production was lower by 10% although in
line with company forecasts at 1.3Moz, while total cash
costs, at $332/oz, were 7% higher quarter-on-quarter,
primarily as a result of the lower gold production that is
customary due to holiday closures in the first quarter
and a reduction in by-product revenue from uranium in
South Africa and sulphuric acid in Brazil.
With the exception of an improved performance from
Moab Khotsong, which posted a 7% production
increase due to better yields, production across the
South African assets was down this quarter, due in
large part to the scheduled year-end break and
associated fewer production shifts, as well as seismicity
concerns at TauTona and reduced face advance at
Great Noligwa. Total cash costs, at R72,979/kg, were
consequently 16% higher, with Great Noligwa and
Moab Khotsong posting respective increases of 55%
and 15%, after corrosion in the South Vaal uranium
treatment plant, which is being upgraded, led to
reduced uranium production and therefore a by-product
loss at these operations.
Of the other African operations, Obuasi in Ghana and
Yatela in Mali both posted production improvements of
3%, with total cash costs declining 9% at Obuasi and
remaining steady at Yatela. The other Malian
operations had more difficult quarters, with production
15% lower at Morila due to a grade decline and 38%
lower at Sadiola due to both recovery problems and
fewer milling shifts. Geita, in Tanzania, also posted a
marginal production decrease to 78,000oz, although
total cash costs improved 26% after expenditure on
equipment rebuilds and contractor services was
reduced. Production at Siguiri in Guinea returned to
more normal levels of 73,000oz after an exceptional
fourth quarter 2006, while Navachab in Namibia
reported steady production but lower grades, resulting
in a 21% increase in total cash costs.
Regarding the international operations, Cerro
Vanguardia in Argentina posted a particularly strong
operational improvement, where production was 21%
higher in line with the mining plan and total cash costs
consequently declined 45%. Production was steady at
Serra Grande and marginally lower at AngloGold Ashanti
Brasil Mineração in Brazil, while total cash costs at
Sunrise Dam in Australia were unchanged quarter-on-
quarter in spite of a 3% production decline as a
consequence of a planned mill shut-down. Cripple Creek
& Victor, in the US, also reported excellent cost
management, with total cash costs 7% lower despite a
26% reduction in production, after ore was loaded at
greater distance from the leach pad liner.
This quarter unfortunately saw another poor safety
performance. Fourteen employees lost their lives at work,
while the lost time injury frequency rate deteriorated by
7.5% to 7.86 per million hours worked. In response to
this unacceptable outcome, a full safety review has
yielded a range of new outcome-based initiatives
focused on key areas, which include a focus on fatigue
management, production flexibility, skills retention,
culture surveys and a renewed focus on fall of ground
management. The example set by the CC&V mine in
Colorado, which has operated for over three years
without a lost-time injury, and with three other operations
completing this quarter without a lost-time injury, remains
the benchmark to which all operations aspire.
Looking ahead, production for the second quarter is
estimated to be 1.39Moz at an average total cash cost of
$325/oz, assuming the following exchange rates:
R7.30/$, A$/$0.80, BRL2.12/$ and Argentinean
peso 3.13/$. Capital expenditure is estimated at $319m
and will be managed in line with profitability and cash
flow.
Following the partial slope failure at Geita’s Nyankanga
pit in late January 2007, work continues on optimising the
new mine plan, with the operation on track to produce
some 400,000 ounces of gold this year. The 2008
outlook for Geita, along with all other operations, will be
completed during the latter part of the year.
For the full year, AngloGold Ashanti is targeting gold
production of around 5.7Moz at a total cash cost of
approximately $320/oz based on the following exchange
rates: R7.32/$, A$/$0.79, BRL2.12/$ and Argentinean
peso 3.12/$. This represents an increase of $11/oz from
previous market guidance and is mainly due to stronger
local currency assumptions ($5/oz) and higher royalty
assumptions ($5/oz), both arising from an improved gold
price outlook for remainder of the year.

OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, lower face advance this quarter led to
volume declining by 18%. Gold production consequently
decreased to 3,863kg (124,000oz), despite a 6% higher
yield, and total cash costs rose by 55% to R84,059/kg
($362/oz), also as a result of a uranium by-product loss.
Adjusted gross profit was 45% lower to R140m ($19m),
due to the significant cash cost increase.
The Lost-Time Injury Frequency Rate (LTIFR) was 16.13
lost-time injuries per million hours worked (11.49 for the
previous quarter). Regrettably, two people were fatally
injured in separate fall of ground incidents during the
quarter.
At Kopanang, fewer shifts as a consequence of the
year-end break led to a 12% decline in volumes and a
related 18% decrease in production. Total cash costs
accordingly increased 12% to R69,223/kg ($298/oz) and
adjusted gross profit, at R157m ($22m), declined by
22%.
The LTIFR was 16.21 (13.75). Regrettably, three people
died during the quarter in accidents involving machinery,
explosives and a rock inundation.
Production at Moab Khotsong rose 7% quarter-on-
quarter to 439kg (14,000oz) following better yields.
Nevertheless, total cash costs were 15% higher at
R134,175/kg ($577/oz) primarily due to a uranium by-
product loss. Adjusted gross loss improved 26% to R32m
($4m) as a result of the yield-related production increase.
The LTIFR was 12.27 (9.53). Regrettably, two people
died during the quarter, one in an explosives accident
and the other as a result of mud rush during backfill
operations.
At Tau Lekoa, gold production declined 4% to 1,325kg
(43,000oz) following a 15% yield decline after inventory
depleted during the year-end break in the previous
quarter was replaced in the first quarter. Total cash costs
consequently increased 14% to R100,102/kg ($431/oz).
Adjusted gross profit was R10m ($1m) versus a loss of
R25m ($3m) in the previous quarter, due to a significantly
improved price received.
The LTIFR was 11.14 (24.22).
At Mponeng, a combination of lower volumes and
marginally lower yield resulted in a production decrease
of 3% to 4,435kg (143,000oz). Total cash costs, at
R59,318/kg ($256/oz), were 2% higher after cost savings
initiatives partially mitigated the effect of the lower
production. Adjusted gross profit increased 25% to
R280m ($39m), primarily due to an improved price
received.
The LTIFR was 11.96 (12.17). Regrettably, one fatal
accident occurred during scraper winch operations.
Production at Savuka was 13% lower to 571kg
(18,000oz) as a result of fewer shifts associated with the
year-end break. Total cash costs accordingly increased
4% to R82,550/kg ($355/oz) and adjusted gross profit
decreased 34% to R25m ($3m).
The LTIFR was 10.08 (13.97). Regrettably, one person
died in a seismic-related fall of ground.
At TauTona, production declined 17% to 2,981kg
(96,000oz) after seismicity in the previous quarter
stopped the mining of several high-grade panels. Despite
this, total cash costs decreased marginally to R64,782/kg
($279/oz) following the implementation of cost savings
initiatives. Adjusted gross profit decreased 3% to R143m
($20m).
The LTIFR was 23.71 (17.27).
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production improved 21% to 52,000oz, primarily due to
higher feed grade. This improvement was in line with the
mining plan sequence, and grades at or near this level
are expected for the remainder of the year. Total cash
costs, at $188/oz, decreased 45% as a result of
increases in both gold production and the silver by-
product credit, in addition to lower maintenance costs.
Adjusted gross profit rose to $14m, versus a loss of $1m
in the previous quarter, as a consequence of increases in
the quantity of gold sold and the price received, as well
as significantly lower total cash costs.
The LTIFR was 2.27 (1.97).
AUSTRALIA
At Sunrise Dam, mining continued in the higher grade
areas as planned, although tonnes treated were slightly
lower as a consequence of a planned mill shut-down,
and production accordingly decreased to 148,000oz, or
by 3% quarter-on-quarter. Total cash costs, however,
remained steady at A$381/oz ($299oz) as a result of
higher grades. Adjusted gross profit declined 25% to
A$41m ($32m), due in part to a lower price received.
The underground project, where mining continues to
access the high-grade Western Shear zone ore,
continued to supplement Sunrise Dam production.
Development is also accessing further ore in the Dolly,
Mako and Watu lodes. During the quarter, 506m of
underground capital development and 1,485m of
operational development were completed.
The LTIFR was 2.63 (0.00).

BRAZIL
A
t AngloGold Ashanti Brasil Mineração, the rainy
season negatively affected heap leaching activities,
which combined with lower feed grade from the Cuiabá
mine, resulted in a production decrease of 4% to
66,000oz. Total cash costs rose 8% to $207/oz,
primarily due to a lower acid by-product credit, while
adjusted gross profit declined 34% to $21m, mainly as
a consequence of a 19% decline in the price received,
combined with higher total cash costs.
The LTIFR was 3.15 (2.15).
At Serra Grande (50% attributable), gold production
remained steady at 24,000oz although total cash costs
increased 13% to $233oz due to rising power costs and
an increase in the treatment of lower-grade material.
Adjusted gross profit remained constant at $8m, as the
higher quantity of gold sold offset the effects of both a
lower price received and higher total cash costs.
The LTIFR was 2.12 (2.32).
GHANA
At Iduapriem (85% attributable), production decreased
31% to 27,000oz after a gearbox problem in the mill
reduced tonnage throughput by 37% quarter-on-
quarter. Although this problem was resolved near the
end of the quarter, total cash costs rose 23% to
$449/oz. Adjusted gross profit was 50% higher at $3m,
primarily due to an improved price received.
LTIFR was 1.09 (1.12)
At Obuasi, despite lower tonnage, improved grades
resulted in a 3% production increase to 101,000oz.
Consequently, total cash costs decreased 9% to
$397/oz, also aided by payroll savings associated with
retrenchments undertaken in the previous quarter, as
well as savings derived from procurement initiatives.
Due in part to an improved price received, adjusted
gross profit increased to $5m, compared with a $22m
loss in the previous quarter, when a retrenchment cost
of $15m negatively impacted profit.
The LTIFR was 1.54 (2.63). Regrettably, three fatal
accidents were recorded during the quarter. One
employee died in a machinery-related accident, another
employee was killed in a fall of ground and the third
accident occurred when an employee fell into an
excavation.
REPUBLIC OF GUINEA
After an exceptional fourth quarter 2006, production at
Siguiri (85% attributable) returned to more normal
levels in the first quarter of 2007, declining 5% to
73,000oz. This, combined with higher royalty
payments, resulted in a total cash cost increase of 11%
to $424/oz. Adjusted gross profit was $5m, versus a
loss of $3m in the previous quarter, mainly as a result
of a higher price received.
The LTIFR was 0.00 (1.23)
MALI
At Morila (40% attributable), production decreased
15% to 41,000oz due to a 12% decline in recovered
grade, and total cash costs consequently increased
13% to $358/oz. Adjusted gross profit, at $8m, was
38% lower due to declines in both production and the
price received.
The LTIFR was 0.00 (1.18). Regrettably, two
employees were fatally injured in February when an
hydrochloric acid container exploded.
At Sadiola (38% attributable), production decreased
38% to 31,000oz due to declines in both tonnage
throughput and recovered grades. The 13% decrease
in tonnage throughput was the result of a deliberate
slowing of the sulphide circuit to improve recoveries, as
well as 13% fewer milling shifts than in the previous
quarter. Recovery problems on the higher-grade
sulphides, combined with a subsequent switch to lower-
grade oxides pending resolution of the sulphide
recovery problem, resulted in a 27% decline in
recovered grade for the quarter. The combined effect
on production of lower throughput and grades resulted
in a 54% increase in total cash costs to $427/oz, while
adjusted gross profit declined 50% to $6m, also due in
part to a lower price received.
The LTIFR was 1.79 (0.98).
Production increased 3% at Yatela (40% attributable),
to 35,000oz after the effect of a planned decline in
tonnage stacked, related to 13% fewer production
shifts, was offset by the release of higher-grade ounces
stacked in the previous quarter. Total cash costs were
marginally up at $223/oz. Adjusted gross profit
decreased 14% to $12m, primarily due to a lower price
received.
The LTIFR was 0.00 (1.66).

NAMIBIA
Gold production at Navachab was unchanged quarter-
on-quarter at 20,000oz, with an increase in tonnage
throughput offsetting the effect of a decline in recovered
grade, which nonetheless led to a 21% increase in total
cash costs to $368/oz. Higher labour and explosives
costs also contributed to the rise in total cash costs.
Adjusted gross profit was equal to last quarter’s level of
$4m.
The LTIFR was 12.83 (0.00).
TANZANIA
Production at Geita declined 3% to 78,000oz as a
consequence of a 7% decline in tonnage throughput,
which was partially offset by an improvement in
recovered grade. Tonnage throughput was adversely
affected during the quarter by wet ore, mill lubrication
system problems and a major shut-down of the primary
crusher for planned maintenance. Despite the production
decline, total cash costs were 26% lower at $434/oz due
to reduced expenditure on equipment rebuilds and
contractor services. Adjusted gross loss was $1m,
versus a break-even position in the previous quarter, as
a result of declines in both production and the price
received.
In early February, a slope failure occurred in the
Nyankanga pit, which has delayed access to the
exposed ore in this area. The mining plan for the
Nyankanga pit is currently being revised.
The LTIFR was 0.74 (0.34).
NORTH AMERICA
At Cripple Creek & Victor (67% ownership with 100%
interest in production until initial loans are repaid), gold production decreased 26% to 64,000oz after ore was
loaded at greater distance to the leach pad liner. Total
cash costs decreased 7% to $242/oz, due in part to
reduced contractor costs. Adjusted gross profit was 35%
lower to $15m, as a consequence of the production
decline.
The LTIFR was 0.00 (0.00). In December, CC&V
achieved 40 months without a lost-time accident.
Notes:
·  All references to price received includes realised non-hedge derivatives.
·  In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
   Ashanti.
·  Adjusted gross profit (loss) is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
·  Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and interest rate swaps and deferred tax thereon.
·  Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure amounted to $33m
($24m expensed, $9m capitalised) during the first
quarter of 2007, compared to $32m ($16m
expensed, $16m capitalised) in the previous quarter.
BROWNFIELDS EXPLORATION
In South Africa, at Moab Khotsong, drilling of three
surface boreholes intended to further define the
geological model of the mine continued, with
boreholes MZA9 and MGR7 each obtaining two
further intersections of the Vaal Reef.
At Obuasi, in Ghana, surface borehole USDD3 was
abandoned and USDD2 continued drilling, reaching
a depth of 1,837m. The first of four planned long
inclined boreholes, which will ultimately replace the
surface boreholes and will explore the depths of the
Obuasi orebody, has reached a depth of 145m.
In Australia, at the Boddington mine, seven
diamond drill rigs have been employed in advancing
resource conversion and near-mine extension
exploration, including the testing of a near-mine
geophysical target. Approximately 28,418m of new
drilling in 34 holes has been completed.
At Siguiri, in Guinea, drilling continued at the
Sintroko prospect, which is situated some 8km
south of the existing operation and where results to
date are encouraging. At the Kintinian prospect,
situated 4km north of the mining operation,
extension drilling continued. Drilling of the spent
heap leach pads was completed during the quarter
with a view to upgrading at least a portion of these
into an Ore Reserve.
At Block 2, located 20km northwest of the plant,
exploration activities were concentrated on drill
testing four geochemical targets while diamond
drilling continued at the Foulata and Saraya targets
to further define mineralisation and structural
controls. An airborne electromagnetic survey over
all four blocks is scheduled for the second quarter.
At Geita, in Tanzania, significant results have been
obtained from holes drilled in the Ridge 8 – Star &
Comet Gap area, where the mineralisation
continues to be open ended down-dip, while
extension drilling at Area 3 Central and Area 3 West
also returned encouraging results and suggests
strike extensions between these two orebodies are
likely. Positive results were received from down-dip
extension drilling at the Matandani and Kululuma
orebodies, where verification of last year’s
electromagnetic survey has commenced and
rotary air blast drilling of some anomalous areas
is scheduled to commence in the second
quarter.
At Morila in Mali, the last three holes of the
grant-wide exploration programme were
completed during the quarter, bringing the total
to 92 holes. The programme, which defined a
low-grade, uneconomic north-west trending
zone associated with the main pit, has now
entered an interpretive desktop phase.
At Sadiola, drilling has focused on upgrading
selected portions of the hard sulphides to an
Indicated Mineral Resource. This Phase 8
drilling targeted the high-grade portions of the
main ore shoot as well as high-grade portions of
the footwall bands, which are currently classified
as Inferred Mineral Resources. This drilling is
expected to be completed in the second
quarter. Drilling of lower-priority mineralisation
associated with this project will then commence.
At Yatela, 15 holes were drilled to the north-
west of the current pit limits to investigate an
area shown to be prospective for a minor pit
extension. Results proved to be encouraging
and further follow-up drilling is currently being
planned for this area.
At Navachab, in Namibia, positive drilling
results have been received from the North Pit
area (mineralisation in the vicinity of the main
orebody) as well as at the Gecko Central
prospect. Stream sediment sampling will
commence during the second quarter to cover
new target areas and complement previous
sampling completed both on and off the
exploration lease area.
At Córrego do Sitío, in Brazil, new targets
(Paraiso and Paiol) are being defined by drilling.
At Cripple Creek & Victor in the United States,
drilling in the Mine Life Extension Project area
continues at a spacing of 30m to 60m, as results
have thus far been encouraging. Drilling focused
on the west side of the Altman deposit as well as
the Globe Hill deposit where metallurgical core
was collected. Development drilling continues in
the South Cresson and Southwest Cresson areas
to define the final pit depths and refine the high
wall designs.

GREENFIELDS EXPLORATION
Greenfields exploration activities continued in seven
countries (Australia, Colombia, the DRC, China,
Laos, the Philippines, and Russia) during the first
quarter of 2007. A total of 43,255m of diamond and
reverse circulation (RC) drilling was completed, drill
testing priority targets in Australia, the DRC, and
Colombia.
In Australia, encouraging drill results continue to be
obtained at the Tropicana JV Project (AngloGold
Ashanti 70%, Independence Group 30%) from both
the Tropicana and Havana zones. Encouraging
results (at more than 1g/t cut-off) received during
the quarter from the Tropicana zone included: 12m
at 4.03g/t, 20m at 3.28g/t, 13m at 2.71g/t, 14m at
2.92g/t, and 13m at 2.91g/t.
Some exceptional drill results were also received
from the southern high grade zone at Havana. At
more than 1g/t cut-off, better results included: 17m
at 4.56g/t, 26m at 9.35g/t, 8m at 5.4g/t, 15m at
5.34g/t, 15m at 6.86g/t, 15m at 19.8g/t, 23m at
4.26g/t, 8m at 6.01g/t, 22m at 4.9g/t, 17m at 6.73g/t,
13m at 11.8g/t, 11m at 10.5g/t, and 10m at 16.7g/t.
Mineralisation at Havana is still open down-dip.
Drilling to the south of Havana on broad-spaced
sections of 200m x 100 metres has indicated that
only weak mineralisation extends to the south.
RC drilling was also completed at the recently-
identified Hat Trick anomaly, located 3km north of
Tropicana, where assays are pending. Initial aircore
drilling was also completed on several prospects
located within a 10km radius of Tropicana and
Havana. Some encouraging anomalies have been
returned along strike to Tropicana-Havana, with
priority anomalies scheduled to be drill-tested in the
second quarter.
Regional exploration and target generation activities
continued in Colombia during the first quarter.
Drilling also continued on the bulk-tonnage gold
target at Gramalote, and first-pass drilling of the new
La Colosa gold-copper porphyry prospect was
initiated. Significant drill results received during the
first quarter from Gramalote included 204m at
1.06g/t (DDH 13), 124m at 0.57g/t (DDH 14), 120m
at 0.88g/t (DDH 16), 380m at 1.06g/t (DDH 19),
246m at 0.75g/t (DDH 25) and 142m at 2.62g/t
(DDH 27). Drill testing of the joint venture prospects
El Carmen and Nechi (with local partner Mineros)
and San Martin de Loba (with Bema Gold) are
underway, with results pending.
Drilling continued in the Mongbwalu region of the
north-eastern DRC with one diamond rig and two
newly-arrived RC rigs. Diamond drilling focused
on defining the resource potential of the
mineralised mylonite zone immediately to the
south-east of the Nzebi mine, which is no longer
in production. The two RC rigs were dedicated
to evaluating the shallow, open-pit resource
potential of three sectors – Adidi North,
Sokomutu and Pluto. Best drill results obtained
during the quarter included: 5m at 9.10g/t
(RA009) and 5m at 16.53g/t (RA005) from Adidi
North, 5.55m at 16.60g/t (DD217) and 2.75m at
18.28g/t (DD 209) at Nzebi, and 5.53m at 8.59g/t
(DD 134) in the Adidi mylonite at Pluto.
Regional target generation activities were also
initiated in Concession 40. A 15,450 line
kilometre airborne magnetic and radiometric
survey was completed over the central
Mongbwalu area and data processing and
interpretation are in progress. Approximately
3,000 line kilometres of airborne time-domain
electromagnetic data was also collected during
the quarter.
In Russia, Trans-Siberian Gold shareholders
approved the sale of the Veduga and Bogunay
projects to AngloGold Ashanti. Both of these
assets will now be incorporated in the Polymetal
strategic alliance.
In China, activities were focused on obtaining
final approvals for the co-operative joint ventures
(CJVs) in Xinjiang and Gansu. Negotiations on a
third CJV, located in Sichuan province, were also
advanced during the quarter. Additionally,
AngloGold Ashanti’s option to earn-in to Dynasty
Gold’s interest in the Red Valley CJV was
exercised.
In the Philippines, work continued on finalising
the Mapawa and Outer Siana joint venture
agreements with Red 5 Limited. Field mapping
and rock chip sampling was carried out in the
southern portion of the Outer Siana area.
In Laos, regional reconnaissance sampling and
mapping programmes were undertaken in ten
areas, which were defined from previous
targeting exercises in the Truongson and Luang
Prabang Fold Belts under the joint venture with
Oxiana Limited. Anomalous stream sediment
results were returned from three of these areas,
with a maximum value of 1.77g/t. A further area
returned anomalous rock chip values, with up to
15.6g/t. Follow up field work has commenced in
the anomalous areas.

Review of the gold market
As in the previous quarter, spot gold traded in a
range of $87/oz during the first quarter of 2007,
although at the significantly higher price levels of
$602/oz to $689/oz versus $561/oz to $649/oz in
the fourth quarter of 2006. The spot price
remained above the $640/oz level from the end of
January through most of the quarter, with only a
slight dip in early March.
The average spot price for the quarter of $650/oz
represents an increase of 6% over that of the
previous quarter and a 17% increase over the
average price in the same quarter in 2006.
The rand gold price maintained its strength from
2006, with a first quarter average of R150,686/kg.
This marks a 5% increase on that of the previous
quarter and is some 15% higher than the 2006
average of R131,373/kg.
PHYSICAL MARKET
During the period under review, gold showed little
sign of sustained recovery in volume terms on the
consumption side. Italian exports are expected to
be weak; with US consumption figures accordingly
lower. Middle Eastern and Asian consumers also
appear to have been scared off by the gold price
increase towards the end of the first quarter,
which has continued into the second. European
consumption, however, seemed to buck the
general trend and remained solid throughout the
quarter. Despite the suppressive effect of a fairly
consistent rise in the gold price this quarter on
consumption, the price increase has, on a positive
note, also meant a ratcheting up of the floor at
which gold consumers enter the market to sell
scrap.
Looking at the remainder of 2007, gold demand is
expected to strengthen as consumers grow
accustomed to higher price levels. Fabrication
demand continues to provide a firm base to the
market and there have already been signs of a
recovery in jewellery demand when prices
stabilise even in the mid-$600/oz range. This
seems due to the re-filling of a depleted supply
pipeline, especially after a somewhat stronger-
than-expected fourth quarter, combined with the
continued benefits associated with robust
economic growth in major markets such as India
and China. Net official selling is also anticipated to
stay subdued as sales in 2006 were well below
the official quotas of the Central Bank Gold
Agreement (CBGA) rules, while scrap supply is
forecast to fall year-on-year as a major stock
clear-out seems unlikely to be repeated.
In North America, Valentine’s Day showed strong
growth with some retailers reporting sales
increases of over 20% compared to prior years.
In the USA, the largest department store retailer in
gold reported sales doubling on those of 2005,
publicly stating that their unprecedented group
marketing initiative had significant consumer
impact and was instrumental in the growth of gold
jewellery sales.
CENTRAL BANK SALES
Speculation that the CBGA signatories are
unlikely to fulfil their sales quotas for the
remaining three years of the Agreement was
further enhanced this quarter by a report to the
IMF proposing the sale of 400t in order to meet an
expected shortfall in IMF annual revenue. The
report recommends that potential sales not add to
the announced volume of sales from official
sources as stipulated by the original CBGA, of
which the IMF is a signatory, indicating that the
advisory group believes that the other signatories
will continue to sell under their limit, making the
IMF sale a reasonable way to address its
expected revenue shortfall.
In the current CBGA year (September 2006 to
September 2007), signatories have sold
approximately 6Moz, or 38% of the allowable
annual total.
INVESTMENT MARKET
Exchange traded gold holdings grew by nearly 6%
in the first quarter of 2007, representing an
increase of 36t. World-wide investment in ETFs
reached $14bn by the end of March, with two new
ETF-like funds launched in India since the
beginning of the year. Investor interest in physical
gold also remained strong, exemplified by sales of
the US Eagle and Buffalo coins by the US Mint
equivalent to 129,500oz, up 4% on the same
period in 2006.

PRODUCER HEDGING
The 2006 trend of producer de-hedging continued
in the first quarter of 2007, with Gold Fields
Limited buying back the 1.2Moz Western Areas
gold hedge and Lihir Gold Limited announcing
both the closure of its 934,500oz hedge book and
the early repayment of an outstanding 480,000oz
gold loan. While some new gold hedging is being
undertaken by producers in association with debt
financing obligations, it seems likely that
producers will remain net de-hedgers in 2007,
which should at least be supportive of the gold
price.
CURRENCIES AND GOLD
The rand depreciated nearly 4% over the quarter,
opening at R7.00/$ and finishing at R7.30/$, while
trading for most of the quarter in a relatively tight
band of between R7.30/$ and R7.10/$. In early
March, renewed fears of slower global growth saw
a high-yield and emerging market currencies sell-
off, causing the rand to trade to an intra-quarter
high of R7.54/$. These fears proved short-lived,
however, and the rand returned to trading below
the R7.20/$ level.
Against the Euro, the US dollar has begun to
display sustained weakness, trading below the
Euro/$1.36 level. This dollar weakness seems
likely to persist as interest rate expectations
between the two currencies narrow, offering further
support to the gold price.

Hedge position
As at 31 March 2007, the group had the following
outstanding forward-pricing commitments against
future production. The total net delta tonnage of the
hedge on this date was 9.59Moz or 298t (at
31 December 2006: 10.16Moz or 316t).
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $3.027bn (negative R21.92bn) as at
31 March 2007 (at 31 December 2006: negative
$2.903bn or R20.324bn). The value was based on
a gold price of $663.20/oz, (some $26.90/oz higher
than that of the previous quarter), exchange rates of
R7.24/$ and A$/$0.8088 and the prevailing market
interest rates and volatilities at that date.
This net delta position reflects a decrease of
0.57Moz or 17.6t during the quarter, as a result of
delivering into maturing hedge positions and
entering into new long positions as a continuation of
the hedge reduction strategy.
The company continues to actively manage its
hedge position in a value-accretive manner, whilst
actively reducing the overall hedge delta. To this
end, further long positions were entered into during
the quarter.
These positions as at 31 March were 24,078kg
at $657/oz for 2007 and a further 6,758kg at
$658/oz for 2008.
For the quarter, the company received a price of
$602/oz, which is $48/oz less than the average
spot price of $650/oz. The deficit between the
received price and the spot price is likely to
remain at 8% to 10% for the remainder of the
year, provided the gold price continues to trade
between $600/oz and $700/oz.
As at 2 May 2007, the marked-to-market value
of the hedge book was a negative $3.063bn
(negative R21.56bn), based on a gold price of
$673.50/oz and exchange rates of R7.038/$
and A$/$0.823 and the prevailing market
interest rates and volatilities at the time.
These marked-to-market valuations are in no
way predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the cost
of buying all hedge contracts at the time of
valuation, at market prices and rates available
at the time.
Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR GOLD
Forward contracts Amount (kg) 14,433 22,817 21,738 14,462 12,931 24,307 110,689
US$/oz $309 $314 $316 $347 $397 $418 $351
*Forward contracts
(Long)
Amount (kg) 24,078 6,758 30,836
US$/oz $657 $658 $657
Put options purchased Amount (kg) 1,019 1,019
US$/oz $291 $291
Put options sold Amount (kg) 25,925 11,555 3,748 1,882 1,882 5,645 50,637
US$/oz $644 $587 $530 $410 $420 $440 $582
Call options purchased Amount (kg) 12,127 8,568 20,696
US$/oz $408 $428 $416
Call options sold Amount (kg) 44,575 49,575 43,636 34,098 36,810 56,069 264,763
US$/oz $517 $476 $484 $471 $495 $580 $508
RAND GOLD
Forward contracts
Amount (kg) *350 933 583
Rand per kg R292,107 R116,335 R10,647
Put options sold Amount (kg) 311 311
Rand per kg R154,645 R154,645
Call options sold Amount (kg) 311 2,986 2,986 2,986 9,269
Rand per kg R158,503 R202,054 R216,522 R230,990 R214,575
Rounding of figures may result in computational discrepancies.

Year
2007
2008
2009
2010
2011
2012-2016
Total
A DOLLAR GOLD
Forward contracts
Amount (kg) 9,953 2,177 3,390 3,110 18,631
A$ per oz AUD 676 AUD 656 AUD 650 AUD 683 AUD 670
Put options purchased Amount (kg) 2,488 2,488
A$ per oz AUD 839 AUD 839
Put options sold Amount (kg) 4,354 4,354
A$ per oz AUD 809 AUD 809
Call options purchased Amount (kg) 3,732 3,110 1,244 3,110 11,197
A$ per oz AUD 668 AUD 680 AUD 694 AUD 712 AUD 686
Call options sold Amount (kg) 4,354 4,354
A$ per oz AUD 849 AUD 849
Delta (kg)
(14,213)        (49,802)
(65,339) (47,793)
(48,019)          (73,205)        (298,371)
** Total net gold:
Delta (oz)
(456,958)    (1,601,169)
(2,100,695) (1,536,578)
(1,543,844)     (2,353,592)      (9,592,837)
DOLLAR SILVER
Forward contracts
Amount (kg)
$ per oz
Put options purchased Amount (kg)
32,659
43,545 76,204
$ per oz $7.40 $7.66 $7.55
Put options sold Amount (kg) 32,659 43,545 76,204
$ per oz $5.93 $6.19 $6.08
Call options purchased
Amount (kg)
$ per oz
Call options sold Amount (kg) 32,659 43,545 76,204
$ per oz $8.40 $8.64 $8.54
*
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2007.
The following table indicates the group's currency hedge position at 31 March 2007
Year
2007
2008
2009
2010
2011
2012-2016
Total
RAND DOLLAR (000)
Forward contracts Amount ($)
US$/R
Put options purchased Amount ($)
$75,000 $75,000
US$/R
R7.40 R7.40
Put options sold Amount ($)
$80,000 $80,000
US$/R
R7.09 R7.09
Call options purchased Amount ($)
US$/R
Call options sold Amount ($)
$125,000 $125,000
US$/R
R7.60 R7.60
A DOLLAR (000)
Forward contracts Amount ($) 73,518 20,000 93,518
A$/US$ A$0.77 A$0.73 A$0.76
Put options purchased Amount ($) 50,000 50,000
A$/US$ A$0.77 A$0.77
Put options sold Amount ($) 50,000 50,000
A$/US$ A$0.80 A$0.80
Call options purchased Amount ($)
A$/US$
Call options sold Amount ($) 50,000 50,000
A$/US$ A$0.75 A$0.75
BRAZILIAN REAL (000)
Forward contracts Amount ($) 12,000 12,000
US$/BRL BRL2.17 BRL2.17
Put options purchased Amount ($) 6,000 6,000
US$/BRL BRL2.20 BRL2.20
Put options sold Amount ($) (6,000) 6,000
US$/BRL BRL2.05 BRL2.05
Call options purchased Amount ($)
US$/BRL
Call options sold Amount ($) 6,000 6,000
US$/BRL BRL2.23 BRL2.23
Rounding of figures may result in computational discrepancies.

Derivative analysis by accounting designation as at 31 March 2007
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (millions)
Commodity option contracts (531) – (1,160) (1,691)
Foreign exchange option contracts – – (11) (11)
Forward sale commodity contracts (1,071) (378) 115 (1,334)
Forward foreign exchange contracts – 2 4 6
Interest rate swaps (35) – 37 2
Total hedging contracts
(1,637)
(376)
(1,014)
(3,027)
Option component of convertible bonds – – (53) (53)
Total derivatives
(1,637)
(376)
(1,067)
(3,080)
Rounding of figures may result in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2007
2006
2006
2006
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
5,668
5,975 4,456 21,104
Gold income
5,450
5,634 4,246 20,137
Cost of sales
3
(4,220)
(4,477) (3,472) (15,482)
(Loss) profit on non-hedge derivatives and other commodity contracts
(422)
482 (1,100) (1,955)
Gross profit (loss)
808
1,639 (327) 2,700
Corporate administration and other expenses
(203)
(174) (127) (567)
Market development costs
(23)
(32) (26) (108)
Exploration costs
(176)
(116) (73) (417)
Other operating expenses
4
(47)
(26) (30) (129)
Operating special items
5
14
(98) 11 (130)
Operating profit (loss)
373
1,193 (572) 1,349
Interest received
73
69 30 218
Exchange gain (loss)
3
(11) (4) (17)
Fair value adjustment on option component of convertible bond
135
(210) (233) 137
Finance costs and unwinding of obligations
(200)
(246) (210) (822)
Share of associates' (loss) profit
(4)
2 (4) (6)
Profit (loss) before taxation
380
797 (993) 859
Taxation
6
(451)
(676) (40) (1,232)
(Loss) profit after taxation from continuing operations
(71)
120 (1,032) (373)
Discontinued operations
Loss for the period from discontinued operations
7
(6)
(1) (7) (12)
(Loss) profit for the period
(77)
119 (1,039) (385)
Allocated as follows:
Equity shareholders
(133)
69 (1,079) (587)
Minority interest
56
50 40 202
(77)
119 (1,039) (385)
Basic (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
1
(45)
25 (404) (211)
Loss from discontinued operations
1
(2)
- (3) (4)
(Loss) profit
(47)
25 (407) (215)
Diluted (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
2
(45)
25 (404) (211)
Loss from discontinued operations
2
(2)
- (3) (4)
(Loss) profit
(47)
25 (407) (215)
Dividends
- Rm
1,246
- cents per Ordinary share 450
- cents per E Ordinary share 120
1
Calculated on the basic weighted average number of ordinary shares.
2
Calculated on the diluted weighted average number of ordinary shares.
Rounding of figures may results in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2007
2006
2006
2006
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
784
818 724 3,106
Gold income
754
770 690 2,964
Cost of sales
3
(584)
(612) (565) (2,282)
(Loss) on non-hedge derivatives and other commodity contracts
(19)
(25) (188) (239)
Gross profit (loss)
150
133 (63) 443
Corporate administration and other expenses
(28)
(24) (21) (84)
Market development costs
(3)
(4) (4) (16)
Exploration costs
(24)
(16) (12) (61)
Other operating expenses
4
(7)
(4) (4) (18)
Operating special items
5
2
(14) 2 (18)
Operating profit (loss)
90
71 (103) 246
Interest received
10
10 5 32
Exchange gain (loss)
-
(2) (1) (2)
Fair value adjustment on option component of convertible bond
19
(28) (39) 16
Finance costs and unwinding of obligations
(28)
(34) (34) (123)
Share of associates' loss
(1)
- (1) (1)
Profit (loss) before taxation
91
17 (172) 168
Taxation
6
(62)
(82) (7) (180)
Profit (loss) after taxation from continuing operations
29
(65) (179) (12)
Discontinued operations
Loss for the period from discontinued operations
7
(1)
- (1) (2)
Profit (loss) for the period
29
(65) (180) (14)
Allocated as follows:
Equity shareholders
21
(72) (186) (44)
Minority interest
8
7 6 30
29
(65) (180) (14)
Basic earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
1
7
(26) (70) (15)
Loss from discontinued operations
1
-
- - (1)
Profit (loss)
7
(26) (70) (16)
Diluted earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
2
7
(26) (70) (15)
Loss from discontinued operations
2
-
- - (1)
Profit (loss)
7
(26) (70) (16)
Dividends
3
- $m
171
- cents per Ordinary share 62
- cents per E Ordinary share 16
1
Calculated on the basic weighted average number of ordinary shares.
2
Calculated on the diluted weighted average number of ordinary shares.
3
Dividends are translated at actual rates on date of payment.
Rounding of figures may results in computational discrepancies.

Group balance sheet
As at
As at
As at
March
December
March
2007
2006
2006
SA Rand million
Notes
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
44,282
42,382 36,927
Intangible assets
3,073
2,909 2,419
Investments in associates
371
300 214
Other investments
926
884 647
Inventories
2,167
2,006 1,272
Trade and other receivables
475
405 126
Derivatives
22
45 171
Deferred taxation
444
432 321
Other non-current assets
340
313 136
52,100
49,676 42,233
Current assets
Inventories
3,529
3,424 2,472
Trade and other receivables
1,550
1,300 1,670
Derivatives
4,651
4,546 4,876
Current portion of other non-current assets
5
5 6
Cash restricted for use
272
75 21
Cash and cash equivalents
2,908
3,467 1,419
12,915
12,817 10,464
Non-current assets held for sale
113
123 100
13,029
12,940 10,564
TOTAL ASSETS
65,129
62,616 52,797
EQUITY AND LIABILITIES
Share capital and premium 10
22,196
22,083 19,070
Retained earnings and other reserves 11
(970)
(1,188) (4,681)
Shareholders' equity
21,227
20,895 14,389
Minority interests 12
481
436 384
Total equity
21,708
21,331 14,773
Non-current liabilities
Borrowings
9,010
9,963 10,798
Environmental rehabilitation and other provisions
2,927
2,785 2,271
Provision for pension and post-retirement benefits
1,193
1,181 1,252
Trade, other payables and deferred income
138
150 80
Derivatives
1,827
1,984 2,928
Deferred taxation
7,832
7,722 6,866
22,927
23,785 24,195
Current liabilities
Current portion of borrowings
1,714
413 871
Trade, other payables and deferred income
3,934
3,701 2,874
Derivatives
13,384
12,152 9,212
Taxation
1,462
1,234 872
20,494
17,500 13,829
Total liabilities
43,421
41,285 38,024
TOTAL EQUITY AND LIABILITIES
65,129
62,616 52,797
Net asset value - cents per share
7,730
7,607 5,572
Rounding of figures may results in computational discrepancies.

Group balance sheet
As at
As at
As at
March
December
March
2007
2006
2006
US Dollar million
Notes
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
6,069
6,054 5,986
Intangible assets
421
415 392
Investments in associates
51
43 35
Other investments
127
126 105
Inventories
297
287 206
Trade and other receivables
65
58 20
Derivatives
3
6 28
Deferred taxation
61
62 52
Other non-current assets
47
44 22
7,141
7,095 6,846
Current assets
Inventories
484
489 401
Trade and other receivables
212
185 271
Derivatives
638
649 790
Current portion of other non-current assets
1
1 1
Cash restricted for use
37
11 3
Cash and cash equivalents
399
495 230
1,770
1,830 1,697
Non-current assets held for sale
16
18 16
1,786
1,848 1,713
TOTAL ASSETS
8,927
8,943 8,559
EQUITY AND LIABILITIES
Share capital and premium 10
3,042
3,154 3,091
Retained earnings and other reserves 11
(133)
(169) (758)
Shareholders' equity
2,909
2,985 2,333
Minority interests 12
66
62 62
Total equity
2,975
3,047 2,395
Non-current liabilities
Borrowings
1,235
1,423 1,750
Environmental rehabilitation and other provisions
401
398 368
Provision for pension and post-retirement benefits
164
169 203
Trade, other payables and deferred income
19
21 13
Derivatives
250
283 475
Deferred taxation
1,074
1,103 1,113
3,142
3,397 3,922
Current liabilities
Current portion of borrowings
235
59 141
Trade, other payables and deferred income
539
528 466
Derivatives
1,834
1,736 1,493
Taxation
200
176 141
2,809
2,499 2,242
Total liabilities
5,951
5,896 6,164
TOTAL EQUITY AND LIABILITIES
8,927
8,943 8,559
Net asset value - cents per share
1,059
1,087 903
Rounding of figures may results in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2007
2006
2006
2006
SA Rand million
Unaudited Unaudited Unaudited Audited
Cash flow from operating activities
Receipts from customers
5,431
5,906 4,800 21,237
Payments to suppliers and employees
(3,339)
(3,289) (3,246) (12,438)
Cash generated from operations
2,092
2,617 1,554 8,799
Cash (utilised) generated by discontinued operations
(10)
7 (11) (6)
Taxation paid
(332)
(553) (90) (968)
Net cash inflow from operating activities
1,750
2,071 1,453 7,825
Cash flows from investing activities
Capital expenditure
(1,417)
(1,861) (961) (5,533)
Proceeds from disposal of tangible assets
17
322 11 393
Proceeds from disposal of assets of discontinued operations
2
23 10 63
Other investments acquired
(40)
(47) (5) (471)
Associate loans and acquisitions
(63)
4 - (63)
Proceeds from disposal of investments
21
2 17 449
Cash restricted for use
(189)
(29) 30 (19)
Interest received
60
55 18 173
Loans advanced
(26)
(5) - (5)
Repayment of loans advanced
1
2 2 38
Net cash outflow from investing activities
(1,634)
(1,533) (877) (4,975)
Cash flows from financing activities
Proceeds from issue of share capital
104
7 23 3,068
Share issue expenses
-
- - (32)
Proceeds from borrowings
185
619 329 1,525
Repayment of borrowings
(143)
(321) (369) (3,957)
Finance costs
(212)
(82) (251) (586)
Dividends paid
(694)
(55) (183) (913)
Net cash (outflow) inflow from financing activities
(760)
168 (451) (895)
Net (decrease) increase in cash and cash equivalents
(643)
706 125 1,955
Translation
84
(109) (33) 184
Cash and cash equivalents at beginning of period
3,467
2,871 1,328 1,328
Net cash and cash equivalents at end of period
2,908
3,467 1,419 3,467
Cash generated from operations
Profit (loss) before taxation
380
797 (993) 859
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
958
304 1,582 4,590
Amortisation of tangible assets
948
1,215 859 4,059
Finance costs and unwinding of obligations
200
246 210 822
Deferred stripping
(100)
(34) (107) (528)
Interest receivable
(73)
(69) (30) (218)
Operating special items
(14)
98 (11) 161
Amortisation of intangible assets
4
4 3 13
Fair value adjustment on option components of convertible bond
(135)
210 233 (137)
Environmental, rehabilitation and other expenditure
(14)
(133) (69) (160)
Other non-cash movements
146
109 156 213
Movements in working capital
(208)
(130) (280) (875)
2,092
2,617 1,554 8,799
Movements in working capital
(Increase) decrease in inventories
(302)
156 (145) (1,852)
(Increase) decrease in trade and other receivables
(251)
181 (80) (27)
Increase (decrease) in trade and other payables
345
(467) (55) 1,004
(208)
(130) (280) (875)
Rounding of figures may results in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2007
2006
2006
2006
US Dollar million
Unaudited Unaudited Unaudited Audited
Cash flow from operating activities
Receipts from customers
753
804 777 3,134
Payments to suppliers and employees
(465)
(450) (524) (1,853)
Cash generated from operations
288
354 253 1,281
Cash (utilised) generated by discontinued operations
(1)
1 (2) (1)
Taxation paid
(46)
(80) (15) (143)
Net cash inflow from operating activities
240
275 236 1,137
Cash flows from investing activities
Capital expenditure
(196)
(260) (156) (817)
Proceeds from disposal of tangible assets
2
46 2 57
Proceeds from disposal of assets of discontinued operations
-
3 2 9
Other investments acquired
(5)
(8) (1) (71)
Associate loans and acquisitions
(9)
1 - (9)
Proceeds from disposal of investments
3
- 3 66
Cash restricted for use
(26)
(5) 5 (3)
Interest received
8
7 3 25
Loans advanced
(4)
(1) - (1)
Repayment of loans advanced
-
- - 6
Net cash outflow from investing activities
(226)
(216) (143) (738)
Cash flows from financing activities
Proceeds from issue of share capital
14
1 4 512
Share issue expenses
-
- - (5)
Proceeds from borrowings
26
86 54 226
Repayment of borrowings
(20)
(29) (60) (623)
Finance costs
(29)
(10) (41) (88)
Dividends paid
(94)
(8) (29) (132)
Net cash (outflow) inflow from financing activities
(103)
40 (73) (110)
Net (decrease) increase in cash and cash equivalents
(89)
99 20 289
Translation
(8)
26 1 (3)
Cash and cash equivalents at beginning of period
495
370 209 209
Net cash and cash equivalents at end of period
399
495 230 495
Cash generated from operations
Profit (loss) profit before taxation
91
17 (172) 168
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
93
134 266 627
Amortisation of tangible assets
131
167 141 597
Finance costs and unwinding of obligations
28
34 34 123
Deferred stripping
(14)
(12) (17) (75)
Interest receivable
(10)
(10) (5) (32)
Operating special items
(2)
14 (2) 22
Amortisation of intangible assets
-
- - 2
Fair value adjustment on option components of convertible bond
(19)
28 39 (16)
Environmental, rehabilitation and other expenditure
(2)
(18) (10) (22)
Other non-cash movements
23
16 26 27
Movements in working capital
(31)
(16) (47) (140)
288
354 253 1,281
Movements in working capital
Increase in inventories
(10)
(57) (41) (211)
(Increase) decrease in trade and other receivables
(27)
1 (20) 19
Increase (decrease) in trade and other payables
6
40 14 52
(31)
(16) (47) (140)
Rounding of figures may results in computational discrepancies.

Group operating results
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2007
2006
2006
2006
2007
2006
2006
2006
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes
/ - 000 tons
3,088
3,296
3,236
13,489
3,404
3,633
3,567
14,870
Yield
- g / t
/ - oz / t
7.22
7.47
7.12
7.20
0.211
0.218
0.208
0.210
Gold produced
- kg
/ - oz (000)
22,296
24,611
23,055
97,112
717
791
741
3,123
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/ - 000 tons
3,051
3,029
2,769
12,414
3,364
3,339
3,052
13,684
Yield
- g / t
/ - oz / t
0.46
0.52
0.55
0.50
0.013
0.015
0.016
0.015
Gold produced
- kg
/ - oz (000)
1,407
1,569
1,517
6,246
45
50
49
201
OPEN-PIT OPERATION
Mined
- 000 tonnes
/ - 000 tons
39,640
44,614
41,911
173,178
43,696
49,179
46,199
190,897
Treated
- 000 tonnes
/ - 000 tons
6,262
7,242
6,253
26,739
6,903
7,983
6,892
29,475
Stripping ratio
- t (mined total - mined ore) / t mined ore
5.00
4.51
4.79
4.82
5.00
4.51
4.79
4.82
Yield
- g / t
/ - oz / t
2.25
2.13
2.20
2.14
0.066
0.062
0.064
0.063
Gold in ore
- kg
/ - oz (000)
12,571
9,240
14,587
39,983
404
297
469
1,285
Gold produced
- kg
/ - oz (000)
14,083
15,451
13,726
57,334
453
497
441
1,843
HEAP LEACH OPERATION
Mined
- 000 tonnes
/ - 000 tons
14,942
15,534
15,348
63,519
16,471
17,124
16,918
70,018
Placed
1
- 000 tonnes
/ - 000 tons
5,180
5,888
5,562
23,329
5,710
6,490
6,131
25,716
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.98
1.84
1.78
1.83
1.98
1.84
1.78
1.83
Yield
2
- g / t
/ - oz / t
0.73
0.73
0.78
0.78
0.021
0.021
0.023
0.023
Gold placed
3
- kg
/ - oz (000)
3,765
4,295
4,356
18,162
121
138
140
584
Gold produced
- kg
/ - oz (000)
3,453
4,066
3,369
14,561
111
131
108
468
TOTAL
Gold produced
- kg
/ - oz (000)
41,239
45,697
41,667
175,253
1,326
1,469
1,340
5,635
Gold sold
- kg
/ - oz (000)
41,558
45,866
42,164
173,639
1,336
1,475
1,356
5,583
Price received
- R / kg
/ - $ / oz
- sold
139,953
135,628
107,903
126,038
602
578
545
577
Total cash costs
- R / kg
/ - $ / oz
- produced
76,991
72,422
61,023
67,133
332
309
309
308
Total production costs
- R / kg
/ - $ / oz
- produced
99,905
98,145
82,287
90,345
430
419
417
414
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
375
438
381
412
12.05
14.07
12.26
13.25
Actual
- g
/ - oz
334
372
338
358
10.74
11.97
10.86
11.49
CAPITAL EXPENDITURE - Rm
/ - $m
1,417
1,861
961
5,533
196
260
156
817
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may results in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Year
Year

Statement of recognised income and expense
Quarter
Year
Quarter
ended
ended
ended
March
December
March
2007
2006
2006
Unaudited Audited Unaudited
Actuarial gain on pension and post-retirement benefits
-
283 -
Net loss on cash flow hedges removed from equity and reported in income
215
1,274 193
Net loss on cash flow hedges
(304)
(1,604) (745)
Gain on available-for-sale financial assets
38
78 15
Deferred taxation on items above
52
50 151
Net exchange translation differences
971
2,292 (525)
Net income recognised directly in equity
972
2,373 (911)
Loss for the year
(77)
(385) (1,039)
Total recognised income (expense) for the period
895
1,988 (1,950)
Attributable to:
Equity shareholders
825
1,755 (1,978)
Minority interest
70
233 28
895
1,988 (1,950)
Actuarial gain on pension and post-retirement benefits
-
42 -
Net loss on cash flow hedges removed from equity and reported in income
32
217 31
Net loss on cash flow hedges
(42)
(229) (121)
Gain on available-for-sale financial assets
5
12 3
Deferred taxation on items above
7
8 26
Net exchange translation differences
96
281 (86)
Net income recognised directly in equity
98
331 (147)
Profit (loss) for the year
29
(14) (180)
Total recognised income (expense) for the period
127
317 (327)
Attributable to:
Equity shareholders
119
289 (333)
Minority interest
8
28 6
127
317 (327)
Rounding of figures may results in computational discrepancies.
SA Rand million
US Dollar million

Segmental  reporting
for the quarter ended 31 March 2007
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
Gold income
South Africa
2,195
2,390
1,931
9,151
304
326
314
1,347
Argentina
230
175
168
841
32
24
27
125
Australia
681
623
309
1,851
94
86
50
271
Brazil
535
465
304
1,558
74
63
49
228
Ghana
430
453
453
1,781
59
62
73
263
Guinea
328
331
188
960
45
46
30
141
Mali
560
574
445
2,146
78
78
72
317
Namibia
101
80
74
336
14
11
12
50
Tanzania
221
257
246
857
31
35
40
127
USA
169
286
129
656
23
39
21
95
5,450
5,634
4,246
20,137
754
770
690
2,964
Gross profit (loss) adjusted for
the loss on unrealised non-
hedge derivatives and other
commodity contracts
South Africa
800
872
623
3,746
110
118
101
549
Argentina
105
(12)
55
245
15
(2)
9
37
Australia
232
308
133
934
32
43
22
137
Brazil
254
329
134
946
35
45
22
138
Ghana
64
(108)
35
(186)
9
(15)
5
(26)
Guinea
43
(19)
29
19
6
(2)
5
4
Mali
183
287
179
986
25
39
30
146
Namibia
29
32
33
148
4
4
5
22
Tanzania
(6)
(2)
15
(19)
(1)
-
2
(2)
USA
107
167
10
167
15
23
2
23
Other
25
105
(6)
221
3
16
(1)
30
1,836
1,959
1,240
7,207
253
269
201
1,058
Cash gross profit (loss)
1
South Africa
1,180
1,382
981
5,366
163
188
159
788
Argentina
154
63
100
465
21
9
16
69
Australia
311
391
175
1,179
43
54
28
173
Brazil
311
399
169
1,136
43
55
28
165
Ghana
183
28
181
396
25
4
29
60
Guinea
109
79
84
282
15
11
14
42
Mali
230
364
232
1,274
32
50
38
188
Namibia
39
43
42
192
5
6
7
28
Tanzania
67
78
65
246
9
11
10
37
USA
164
226
61
432
23
31
10
62
Other
47
105
9
268
7
15
2
40
2,792
3,158
2,099
11,236
386
434
341
1,652
Rounding of figures may results in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
1
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition.
US Dollar million
SA Rand million

Segmental reporting (continued)
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Gold production
South Africa
17,626
20,019 18,963 79,427
567
644 610 2,554
Argentina
1,603
1,346 1,632 6,683
52
43 52 215
Australia
4,605
4,746 2,821 14,450
148
153 91 465
Brazil
2,801
2,904 2,263 10,551
90
93 73 339
Ghana
3,975
4,411 4,896 18,399
128
142 157 592
Guinea
2,270
2,406 1,776 7,948
73
77 57 256
Mali
3,354
4,110 4,028 16,700
108
132 130 537
Namibia
614
617 678 2,690
20
20 22 86
Tanzania
2,412
2,478 2,626 9,588
78
80 84 308
USA
1,980
2,661 1,984 8,817
64
86 64 283
41,239
45,697 41,667 175,253
1,326
1,469 1,340 5,635
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Capital expenditure
South Africa
473
695 407 2,116
66
97 66 313
Argentina
24
45 45 129
3
6 7 19
Australia
343
295 60 584
47
42 10 86
Brazil
264
333 220 1,258
37
45 36 186
Ghana
192
236 106 656
27
33 17 97
Guinea
14
27 29 110
2
4 5 16
Mali
12
22 6 44
2
3 1 6
Namibia
3
18 5 33
-
3 1 5
Tanzania
25
119 52 452
3
16 8 67
USA
48
29 27 89
7
4 4 13
Other
19
41 4 62
3
6 1 9
1,417
1,861 961 5,533
196
260 156 817
As at
As at
As at
As at
As at
As at
March
December
March
March
December
March
2007
2006
2006
2007
2006
2006
Unaudited
Audited
Unaudited
Unaudited
Audited
Unaudited
SA Rand million
Total assets
South Africa
15,296
15,392 15,546
2,097
2,199 2,520
Argentina
2,007
1,876 1,676
275
268 272
Australia
7,293
6,447 4,824
1,000
921 782
Brazil
4,309
3,961 2,767
591
566 449
Ghana
13,415
12,456 11,130
1,839
1,779 1,804
Guinea
2,073
1,974 1,729
284
282 280
Mali
2,535
2,350 1,984
347
336 322
Namibia
457
424 329
63
61 53
Tanzania
10,049
9,642 7,810
1,377
1,377 1,266
USA
3,699
3,566 2,682
507
509 435
Other
3,996
4,528 2,320
547
645 376
65,129
62,616 52,797
8,927
8,943 8,559
Rounding of figures may results in computational discrepancies.
kg
SA Rand million
US Dollar million
oz (000)
US Dollar million

Notes
for the quarter ended 31 March 2007
1. Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2007, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2007.
2. Revenue
Quarter ended
Year ended
Quarter ended
Year ended
March
2007
Dec
2006
March
2006
Dec
2006
March
2007
Dec
2006
March
2006
Dec
2006
Unaudited   Unaudited      Unaudited
Audited    Unaudited      Unaudited      Unaudited
Audited
SA Rand million US Dollar million
Revenue consists of the
following principal
categories:
Gold income
5,450
5,634 4,246 20,137
754
770 690 2,964
By-products (note 3)
145
272 181 749
20
38 29 110
Interest received
73
69 30 218
10
10 5 32
5,668
5,975 4,456 21,104
784
818 724 3,106
3. Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
March
2007
Dec
2006
March
2006
Dec
2006
March
2007
Dec
2006
March
2006
Dec
2006
Unaudited    Unaudited      Unaudited
Audited     Unaudited      Unaudited      Unaudited
Audited
SA Rand million US Dollar million
Cash operating costs
(3,195)
(3,403)         (2,644)         (11,994)
(442)
(466)            (430)
(1,770)
By-products (note 2)
145
272 181 749
20
38 29 110
(3,050)
(3,131)         (2,463)         (11,245)
(422)
(428)            (401)
(1,660)
Other cash costs
(177)
(172)            (118)             (594)
(25)
(24)              (19)                (86)
Total cash costs
(3,227)
(3,303)         (2,581)         (11,839)
(447)
(452)            (420)
(1,746)
Retrenchment costs
(7)
(114)              (12)             (152)
(1)
(16)               (2)
(22)
Rehabilitation and other
non-cash costs
(20)
122 (38) 35
(3)
17 (6) 3
Production costs
(3,254)
(3,295)          (2,631)        (11,956)
(451)
(451)             (428)
(1,765)
Amortisation of tangible
assets
(948)
(1,215)             (859)
(4,059)
(131)
(167)             (141)             (597)
Amortisation of intangible
assets
(4)
(4)                 (3)
(13) – – – (2)
Total production costs
(4,206)
(4,514)          (3,493)        (16,028)
(582)
(618)            (569)
(2,364)
Inventory change
(14)
37 21 546
(2)
6 4 82
(4,220)
(4,477)          (3,472)        (15,482)
(584)
(612)             (565)
(2,282)
Rounding of figures may result in computational discrepancies.

4. Other operating expenses
Quarter ended
Year ended
Quarter ended
Year ended
March
2007
Dec
2006
March
2006
Dec
2006
March
2007
Dec
2006
March
2006
Dec
2006
Unaudited   Unaudited      Unaudited
Audited    Unaudited      Unaudited     Unaudited          Audited
SA Rand million US Dollar million
Pension and medical defined
benefit provisions
(25)
1               (21)
(57)
(4)
– (3) (8)
Claims filed by former
employees in respect of
loss of employment, work-
related accident injuries
and diseases,
governmental fiscal claims
and costs of old tailings
operations
(21)
(30) (8) (67)
(3)
(4)                (1)               (9)
Miscellaneous
(1)
3 (1) (5) – – – (1)
(47)
(26) (30) (129)
(7)
(4)                (4)
(18)
5. Operating special items
Quarter ended
Year ended
Quarter ended
Year ended
March
2007
Dec
2006
March
2006
Dec
2006
March
2007
Dec
2006
March
2006
Dec
2006
Unaudited   Unaudited      Unaudited
Audited    Unaudited      Unaudited     Unaudited         Audited
SA Rand million US Dollar million
(Under) over provision of
indirect taxes
–
(118)
7             (202)
–
(16)                   1
(28)
Performance related option
expense
–
(129)
–             (129)
–
(19)                   –
(19)
Cost of E-shares issued to
Izingwe (Pty) Ltd, a Black
Economic Empowerment
company
–
(131)
–             (131)
–
(19)                   –
(19)
Impairment of tangible assets
(1)
(41) (2) (44)
–
(6)                   –
(6)
Profit on disposal of assets and
recovery of loan
15
321                  6
376                  2
46 1 54
14
(98)
11             (130)
2
(14)                   2
(18)
Rounding of figures may result in computational discrepancies.

6. Taxation
Quarter ended
Year ended
Quarter ended
Year ended
March
2007
Dec
2006
March
2006
Dec
2006
March
2007
Dec
2006
March
2006
Dec
2006
Unaudited   Unaudited      Unaudited
Audited    Unaudited      Unaudited     Unaudited
Audited
SA Rand million US Dollar million
Current tax
Normal taxation
(445)
(261) (222) (1,370)
(60)
(37)              (36)             (201)
Disposal of tangible assets
(note 8)
(4)
(2) (4) (13)
(1)
– (1) (2)
Under provision prior year
(1)
(75)
(49)
–               (49)
(11)
(7)                 –
                (7)
(524)
(312) (226) (1,432)
(72)
(44)              (37)             (210)
Deferred taxation
Temporary differences
(5)
(73) (15) (215)
–                 (7)               (3)
(30)
Unrealised non-hedge
derivatives and other
commodity contracts
82
37                202             742                 11
15 33 106
Impairment and disposal of
tangible assets (note 8)
(4)
(57)
–               (56)
(1)
(8)                 –
(8)
Change in estimated deferred
taxation – (271) – (271) – (38) – (38)
73
(364)
187               200                10
(38)                30
30
Total taxation
(451)
(676) (40) (1,232)
(62)
(82)                (7)
(180)
(1) The prior year under provision of $11m (R75m) mainly relates to an adjustment in respect of World Gold Council levies relating to our non-South
African operations.
7. Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Year ended
Quarter ended
Year ended
March
2007
Dec
2006
March
2006
Dec
2006
March
2007
Dec
2006
March
2006
Dec
2006
Unaudited    Unaudited      Unaudited         Audited     Unaudited      Unaudited     Unaudited         Audited
SA Rand million US Dollar million
Gold income
2
6                   6
26                  –                  1
1 4
Cost of Sales
(5)
(19) (5) (39)
(1)
(3)               (1)                (6)
Gross (loss) profit
(3)
(13)
1               (13)
(1)
(2)                –
(2)
Taxation
(3)
12                 (8)
1
–
2 (1) –
Loss from discontinued
operations
(6)
(1) (7) (12)
(1)
– (1) (2)
Rounding of figures may result in computational discrepancies.

8. Headline (loss) earnings
Quarter ended
Year ended
Quarter ended
Year ended
March
2007
Dec
2006
March
2006
Dec
2006
March
2007
Dec
2006
March
2006
Dec
2006
Unaudited    Unaudited     Unaudited
Audited      Unaudited      Unaudited     Unaudited
Audited
SA Rand million US Dollar million
The (loss) profit attributable to
equity shareholders has
been adjusted by the
following to arrive at
headline (loss) earnings:
(Loss) profit attributable to
equity shareholders
(133)
69           (1,079)
(587)
21
(72)            (186)              (44)
Impairment of tangible assets
(note 5)
1
41                   2                44                 –                   6
– 6
(Profit) loss on disposal of
assets
6
(321) (6) (376)
1
(46)               (1)
(54)
Taxation on items above –
current portion (note 6)
4
2                  4                 13                  1
– 1 2
Taxation on items above –
deferred portion (note 6)
4
57
–
56
1
8 – 8
Net loss from discontinued
operations (note 7)
6
1                   7                12                  1
– 1 2
Headline (loss) earnings
(112)
(150) (1,072) (838)
24
(103)            (185)               (80)
Cents per share
(1)
Headline (loss) earnings
(40)
(54) (404) (307)
9
(37)             (70)               (29)
(1) Calculated on the basic weighted average number of ordinary shares.
9. Shares
Quarter ended
Year ended
March
2007
Dec
2006
March
2006
Dec
2006
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000         400,000,000
400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000                        –
4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000            2,000,000
2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000            5,000,000
5,000,000
Issued and fully-paid:
Ordinary shares in issue
276,688,382
276,236,153        265,117,213
276,236,153
E ordinary shares in issue
4,149,230
4,185,770                        –
4,185,770
Total ordinary shares:
280,837,612
280,421,923        265,117,213
280,421,923
A redeemable preference shares
2,000,000
2,000,000            2,000,000
2,000,000
B redeemable preference shares
778,896
778,896               778,896
778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares
276,426,639
275,598,456        264,581,077
272,214,937
E Ordinary shares
4,167,212
773,762                       –
194,954
Fully vested options
600,219
304,280              483,291
398,326
Weighted average number of shares
281,194,070
276,676,498        265,064,368
272,808,217
Dilutive potential of share options
641,741
–               509,716
–
Diluted number of ordinary shares
(1)
281,835,811
276,676,498        265,574,084
272,808,217
(1) The Basic and diluted number of ordinary shares are the same for December 2006 quarter and the year ended 2006 as the effects of shares for performance related options are anti-dilutive.
Rounding of figures may result in computational discrepancies.

10. Ordinary share capital and premium
As at
As at
March
2007
Dec
2006
March
2006
March
2007
Dec
2006
March
2006
Unaudited          Audited
Unaudited
Unaudited            Audited
Unaudited
SA Rand million US Dollar million
Balance at beginning of period
23,045
19,362              19,360                3,292
3,055 3,055
Ordinary shares issued
109
3,330                    23                    15
550 4
E ordinary shares (cancelled) issued
(4)
353                      –                    (1)
50 –
Translation – – –
(133)
(363)                   83
Sub-total                                                         23,150
23,045               19,382                3,173
3,292 3,142
Redeemable preference shares held
within the group
(312)
(312) (312)
(43)
(45)                 (51)
Ordinary shares held within the group
(293)
(297) –
(40)
(43)                    –
E Ordinary shares held within the group
(349)
(353) –
(48)
(50)                    –
Balance at end of period
22,196
22,083             19,070                3,042
3,154 3,091
11. Retained earnings and other reserves
Retained
Earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains (losses)
Other
Comprehen-
sive
income
Total
SA Rand million
Balance at December 2005
1,115 138 (1,910)
(227)              (1,655)          (2,539)
Loss attributable to equity shareholders (1,079) (1,079)
Dividends (164) (164)
Net loss on cash flow hedges removed from
equity and reported in income
191             191
Net loss on cash flow hedges
(738)           (738)
Deferred taxation on cash flow hedges
151             151
Gain on available-for-sale financial assets 15 15
Translation (553) 36 (517)
Balance at March 2006
(129) 138 (2,464)
(227)                (2,000)         (4,681)
Balance at December 2006
(214) 138 436
(45)                (1,503)        (1,188)
Loss attributable to equity shareholders (133) (133)
Dividends (668) (668)
Net loss on cash flow hedges removed from
equity and reported in income
211            211
Net loss on cash flow hedges
(301)          (301)
Deferred taxation on cash flow hedges
64              64
Gain on available for sale financial assets 38 38
Deferred taxation on available-for-sale
financial assets
(12)           (12)
Share-based payment for share awards
61             61
Translation 1,053
(93)            960
Balance at March 2007
(1,017) 138 1,489
(45)                  (1,535)          (970)
Rounding of figures may result in computational discrepancies.

Retained
Earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
Comprehen-
sive
income
Total
US Dollar million
Balance at December 2005
(58) 22 (66)
(36)                (261)
(399)
Loss attributable to equity shareholders (186) (186)
Dividends (26) (26)
Net loss on cash flow hedges removed from equity
and reported in income 31 31
Net loss on cash flow hedges (120) (120)
Deferred taxation on cash flow hedges 26 26
Gain on available-for-sale financial assets 3 3
Translation (93)
(1)                   (3)
(87)
Balance at March 2006
(270) 22 (149)
(37)                 (324)
(758)
Balance at December 2006
(209) 20 241
(6)                (215)
(169)
Profit attributable to equity shareholders 21 21
Dividends (90) (90)
Net loss on cash flow hedges removed from equity
and reported in income
31              31
Net loss on cash flow hedges (41) (41)
Deferred taxation on cash flow hedges 9 9
Gain on available-for-sale financial assets 5 5
Deferred taxation on available-for-sale financial
assets (2) (2)
Share-based payment for share awards 7 7
Translation (1) 102 – (4) 97
Balance at March 2007
(279) 19 343
(6)               (210)
(133)
12. Minority
interests
As at
As at
March
2007
Dec
2006
March
2006
March
2007
Dec
2006
March
2006
Unaudited           Audited
Unaudited
Unaudited            Audited
Unaudited
SA Rand million US Dollar million
Balance at beginning of period
436
374                 374                   62
59 59
Profit for the period
56
202                40 8
30 6
Dividends paid
(25)
(171) (18)
(4)
(25)                 (3)
Net loss on cash flow hedges removed from
equity and reported in income
4
10                     2                   1
2 –
Net loss on cash flow hedges
(3)
(12) (7)
(1)
(2)                 (1)
Translation
13
33                   (7)
–                   (2)                   1
Balance at end of period
481
436                 384                   66
62 62
13. Exchange
rates
March
2007
Dec
2006
March
2006
Unaudited                   Unaudited                    Unaudited
Rand/US dollar average for the year to date
7.22
6.77 6.15
Rand/US dollar average for the quarter
7.22
7.31 6.15
Rand/US dollar closing
7.30
7.00 6.17
Rand/Australian dollar average for the year to date
5.68
5.10 4.55
Rand/Australian dollar average for the quarter
5.68
5.63 4.55
Rand/Australian dollar closing
5.90
5.53 4.39
BRL/US dollar average for the year to date
2.11
2.18 2.19
BRL/US dollar average for the quarter
2.11
2.15 2.19
BRL/US dollar closing
2.15
2.14 2.17
Rounding of figures may result in computational discrepancies.

14. Capital  commitments
March
2007
Dec
2006
March
2006
March
2007
Dec
2006
March
2006
Unaudited          Audited
Unaudited
Unaudited          Audited
Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at
the prevailing rate of exchange
2,966
2,475             2,101              407
354 341
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.
15. Contingent  liabilities
AngloGold Ashanti’s contingent liabilities at 31 March 2007 are detailed below:
Water pumping cost – South Africa – The group is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft, which belongs to Stilfontein. Following an attempt by DRDGold to liquidate its
North West operations and avoid incurring pumping cost, AngloGold Ashanti Limited launched an urgent application against DRDGold and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in various Vaal River operations. The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Margaret Shaft.
The three mining companies, Simmer and Jack Mines, Harmony Gold Mining Company and AngloGold Ashanti,
are finalising an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The group responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company.
Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities.
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($14m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in
Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer export gold mined in the state of Goias, through a branch located in a different Brazilian State, it must obtain an authorisation from the
Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE).
The Serra Grande operation is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the first assessment is approximately $29m. In May 2006 MSG signed the TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes.

In November 2006 the administrative council’s second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás may still appeal to the full board of the
State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October
2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $18m.
The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company’s appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company’s attributable share of the assessment is approximately
$6m.
VAT Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. As a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5m.
Social security payments – Brazil – Anglo
Gold Ashanti Brasil Mineração is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. There is doubt if amounts are actually due and payable under applicable law. The amount involved is approximately $2m.
Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at Navachab in
Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.
16.
Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•     Reimbursable value added tax due from the Malian government amounts to an attributable $37m at 31 March
2007 (31 December 2006: attributable $34m). The last audited value added tax return was for the period ended 31 December 2006 and at the balance sheet date an attributable $27m was still outstanding and $10m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•     Reimbursable fuel duties from the Malian government amounts to an attributable $10m at 31 March 2007
(31 December 2006: attributable $11m). Fuel duty refund claims are required to be submitted before
31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $3m, which is still outstanding, whilst an attributable $7m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the
Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.
The government of Mali is a shareholder in all the Malian entities and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to March 2007. The amounts outstanding have been discounted to their present value at a rate of 5%.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•     Reimbursable value added tax due from the Tanzanian government amounts to $15m at 31 March 2007
(31 December 2006: $14m). The last audited value added tax return was for the period ended 30 November
2006 and at the balance sheet date $14m was still outstanding and $1m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the
Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 5%.

•     Reimbursable fuel duties from the Tanzanian government amounts to $22m at 31 March 2007 (31 December
2006: $18m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to
$13m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $9m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations.
The outstanding amounts have been discounted to their present value at a rate of 5%.
17. Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
18. Borrowings
AngloGold Ashanti's borrowings are interest bearing.
19. Announcements
On 13 February 2007, the AngloGold Ashanti board approved a project to develop the Mponeng mine below the
120 level, adding some 2.5Moz of gold and 8 years to the mine’s life, at a capital cost of $252m. Production is due to commence in 2013.
On 5 February 2007, AngloGold Ashanti informed the market that a partial slope failure occurred in an intermediate footwall of the Nyankanga pit at Geita Gold Mine on Saturday, 3 February 2007. The pit had been monitored by slope stability radar and was safely evacuated in advance of the failure. No injury to employees or contractors occurred and there was no damage to equipment.
20. Dividend
Final dividend No. 101 of 240 South African cents or 16.859 UK pence or 3,041.21 cedis per share was paid to registered shareholders on 16 March 2007, while a dividend of 8.4144 Australian cents per CHESS Depositary
Interest (CDI) was paid on the same day. On 19 March 2007, a dividend of 30.41 cedis per Ghanaian Depositary
Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on
26 March 2007 at a rate of 32.384 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.
By order of the Board
R P EDEY R M GODSELL
Chairman Chief Executive Officer
2 May 2007

Non-GAAP  disclosure
A
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2007
2006
2006
2006
2007
2006
2006
2006
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline (loss) earnings (note 8)
(112)
(150) (1,072) (838)
24
(103) (185) (80)
Loss on unrealised non-hedge derivatives and other
commodity contracts (note C)
1,028
320 1,566 4,507
103
137 264 615
Deferred tax on unrealised non-hedge derivatives (note 6)
(82)
(37) (202) (742)
(11)
(15) (33) (106)
Fair value adjustment on option component of convertible
bond
(135)
210 233 (137)
(19)
28 39 (16)
Headline earnings adjusted for the loss on unrealised non-
hedge derivatives and other commodity contracts and fair
value adjustments on convertible bond
(2)
699
343 525 2,790
97
46 85 413
Cents per share
(1)
Headline earnings adjusted for the loss on unrealised non-
hedge derivatives and fair value adjustments on convertible
bond
(2)
249
124 198 1,023
34
17 32 151
B
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2007
2006
2006
2006
2007
2006
2006
2006
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit (loss) to gross profit adjusted for the loss on unrealised non-hedge derivatives and other
commodity contracts:
Gross profit (loss)
808
1,639 (327) 2,700
150
133 (63) 443
Loss on unrealised non-hedge derivatives and other
commodity contracts (note C)
1,028
320 1,566 4,507
103
137 264 615
Gross profit adjusted for the loss on unrealised non-hedge
derivatives and other commodity contracts
1,836
1,959 1,240 7,207
253
269 201 1,058
Rounding of figures may results in computational discrepancies.
US Dollar million
SA Rand million
SA Rand million
(1)
   Calculated on the basic weighted average number of ordinary shares.
From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
Year ended
(2)
   Loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment is short-dated derivatives (certian of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled;
- The unrealised fair value change on the option component of the convertible bond; and
US Dollar million
- The unrealised fair value change on the onerous uranium contracts
Quarter ended
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts
Year ended
Quarter ended

Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2007
2006
2006
2006
2007
2006
2006
2006
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
C
Non-hedge derivative (loss) gain is summarised as
Gain on realised non-hedge derivatives
606
802 466 2,552
84
112 76 376
Loss on unrealised non-hedge derivatives
(975)
(125) (1,584) (4,343)
(96)
(108) (267) (591)
Unrealised (loss) gain on other commodity physical
borrowings
(47)
(19) 1 (9)
(7)
(3) - (1)
Provision for loss on future deliveries of other commodities
(6)
(177) 17 (155)
(1)
(26) 3 (23)
(Loss) gain on non-hedge derivatives and other
commodity contracts
(422)
482 (1,100) (1,955)
(19)
(25) (188) (239)
D
Price received
Gold income
5,450
5,634 4,246 20,137
754
770 690 2,964
Adjusted for minority interests
(240)
(215) (162) (804)
(34)
(29) (27) (119)
5,210
5,419 4,084 19,333
720
741 663 2,845
Gain on realised non-hedge derivatives (note C)
606
802 466 2,552
84
112 76 376
5,816
6,221 4,550 21,885
804
853 739 3,221
Attributable gold sold - kg / - oz (000)
41,558
45,866 42,164 173,639
1,336
1,475 1,356 5,583
Revenue price per unit - R/kg / - $/oz
139,953
135,628 107,903 126,038
602
578 545 577
E
Total costs
Total cash costs (note 3)
3,227
3,303 2,581 11,839
447
452 420 1,746
Adjusted for minority interests and non-gold
producing companies
(52)
6 (38) (73)
(7)
1 (6) (11)
Total cash costs adjusted for minority interests
and non-gold producing companies
3,175
3,309 2,543 11,766
440
453 414 1,735
Retrenchment costs (note 3)
7
114 12 152
1
16 2 22
Rehabilitation and other non-cash costs (note 3)
20
(122) 38 (35)
3
(17) 6 (3)
Amortisation of tangible assets (note 3)
948
1,215 859 4,059
131
167 141 597
Amortisation of intangible assets (note 3)
4
4 3 13
-
- - 2
Adjusted for minority interests and non-gold
producing companies
(34)
(35) (26) (122)
(5)
(4) (4) (18)
Total production costs adjusted for minority
interests and non-gold producing companies
4,120
4,485 3,429 15,833
571
615 558 2,335
Gold produced - kg / - oz (000)
41,239
45,697 41,667 175,253
1,326
1,469 1,340 5,635
Total cash cost per unit - R/kg / -$/oz
76,991
72,422 61,023 67,133
332
309 309 308
Total production cost per unit - R/kg / -$/oz
99,905
98,145 82,287 90,345
430
419 417 414
F
Cash gross profit
Gross profit adjusted for the loss on unrealised non-hedge
derivatives and other commodity contracts (note B)
1,836
1,959 1,240 7,207
253
269 201 1,058
Amortisation of tangible assets (note 3)
948
1,215 859 4,059
131
167 141 597
Amortisation of intangible assets (note 3)
4
4 3 13
-
- - 2
Non-cash revenues
4
(20) (2) (43)
1
(3) - (5)
2,792
3,158 2,099 11,236
386
434 341 1,652
G
EBITDA
Operating profit (loss)
373
1,193 (572) 1,349
90
71 (103) 246
Amortisation of tangible assets (note 3)
948
1,215 859 4,059
131
167 141 597
Amortisation of intangible assets (note 3)
4
4 3 13
-
- - 2
Impairment of tangible assets (note 5)
1
41 2 44
-
6 - 6
Loss on unrealised non-hedge derivatives and other
commodity contracts (note C)
1,028
320 1,566 4,507
103
137 264 615
Share of associates' EBITDA
(3)
3 (3) (2)
-
- - (1)
Loss (profit) on disposal of assets
6
(321) (6) (378)
1
(46) (1) (54)
2,357
2,456 1,850 9,592
326
336 300 1,411
Rounding of figures may results in computational discrepancies.
SA Rand million / Metric
Quarter ended
Quarter ended
Year ended
US Dollar million / Imperial

Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2007
2006
2006
2006
2007
2006
2006
2006
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
H
Interest cover
EBITDA (note G)
2,357
2,456 1,850 9,592
326
336 300 1,411
Finance costs
200
246 210 822
28
34 34 123
Capitalised finance costs
12
24 9 71
2
3 1 10
212
270 219 893
30
37 36 133
Interest cover - times
11
9 8 11
11
9 8 11
I
Free cash flow
Net cash inflow from operating activities
1,750
2,071 1,453 7,825
240
275 236 1,137
Stay-in-business capital expenditure
(785)
(1,144) (623) (3,416)
(108)
(160) (101) (504)
965
927 830 4,409
132
115 135 633
As at
As at
As at
As at
As at
As at
Mar
Dec
Mar
Mar
Dec
Mar
2007
2006
2006
2007
2006
2006
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million / Metric
J
Net asset value - cents per share
Total equity
21,708
21,331 14,773
2,975
3,047 2,395
Number of ordinary shares in issue - millions (note 9)
281
280 265
281
280 265
Net asset value - cents per share
7,730
7,607 5,572
1,059
1,087 903
Total equity
21,708
21,331 14,773
2,975
3,047 2,395
Intangible assets
(3,073)
(2,909) (2,419)
(421)
(415) (392)
18,635
18,422 12,354
2,554
2,632 2,003
Number of ordinary shares in issue - millions (note 9)
281
280 265
281
280 265
Net tangible asset value - cents per share
6,636
6,569 4,660
909
939 756
K
Net debt
Borrowings - long-term portion
9,010
9,963 10,798
1,235
1,423 1,750
Borrowings - short-term portion
1,714
413 871
235
59 141
Total borrowings
10,724
10,376 11,669
1,470
1,482 1,891
Cash and cash equivalents
(2,908)
(3,467) (1,419)
(399)
(495) (230)
Net debt
7,816
6,909 10,250
1,071
987 1,661
Rounding of figures may results in computational discrepancies.
SA Rand million US Dollar million
US Dollar million / Imperial
Quarter ended
Quarter ended
Year ended

Development
for the quarter ended 31 March 2007
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa
Vaal reef
2,343 316 115.7 27.13 3,139 1.30 150.52
Kopanang
Vaal reef
5,757 476 18.9 163.81 3,096 4.33 81.85
Tau Lekoa
Ventersdorp Contact reef
1,855 306 114.6 8.39 961 0.04 4.51
Moab Khotsong
Vaal reef
4,231 226 127.9 29.62 3,788 0.82 35.72
WEST WITS
TauTona
Ventersdorp Contact reef
280 - - - - - -
Carbon Leader reef
2,511 136 17.7 106.16 1,879 1.24 22.00
Savuka
Ventersdorp Contact reef
122 - - - - - -
Carbon Leader reef 274 - - - - - -
Mponeng
Ventersdorp Contact reef
3,926 216 50.4 40.22 2,027 - -
AUSTRALIA
Sunrise Dam
831 831 - 3.69 - - -
BRAZIL
AngloGold Ashanti Brasil Mineração
Mine de Cuiabá
1,447 371 0.6 3.35 - - -
Córrego do Sitio 615 214 - 9.12 - - -
Lamego 598 70 90.0 3.50 - - -
Serra Grande
Mina Ill
938 55 100.0 6.60 - - -
Mina Nova
64 - - - - - -
GHANA
Obuasi
6,281 564 470.0* 7.13 3,351 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa
Vaal reef
7,686 1,037 45.6 0.79 3.00 2.60 9.87
Kopanang
Vaal reef
18,887 1,562 7.4 4.78 2.96 8.66 5.37
Tau Lekoa
Ventersdorp Contact reef
6,085 1,004 45.1 0.24 0.92 0.08 0.30
Moab Khotsong
Vaal reef
13,881 741 50.4 0.86 3.63 1.64 6.88
WEST WITS
TauTona
Ventersdorp Contact reef
918 - - - - - -
Carbon Leader reef 8,239 446 7.0 3.10 1.80 2.48 1.44
Savuka
Ventersdorp Contact reef
399 - - - - - -
Carbon Leader reef 900 - - - - - -
Mponeng
Ventersdorp Contact reef
12,881 709 19.8 1.17 1.94 - -
AUSTRALIA
- -
Sunrise Dam
2,727 2,727 - 0.11 - - -
BRAZIL
AngloGold Ashanti Brasil Mineração
Mina de Cuiabá
4,747 1,216 0.3 0.10 - - -
Córrego do Sitio
2,016 702 - 0.27 - - -
Lamego 1,961 230 35.4 0.10 - - -
Serra Grande
Mina Ill
3,077 179 39.4 0.19 - - -
Mina Nova 210 - - - - - -
GHANA
Obuasi
20,606 1,850 185.0* 0.21 3.21 - -
* Average ore body width
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SA Rand / US Dollar
SOUTH AFRICA
473
695
407
2,116
66
97
66
313
Vaal River
Great Noligwa
52 136 52 332 7 19 9 49
Kopanang 81 101 56 281 11 14 9 41
Moab Khotsong 111 169 112 565 15 23 18 83
Tau Lekoa 20 24 20 74 3 3 3 11
Surface Operations 1 7 13 51 - 1 2 8
West Wits
Mponeng
102 111 64 325 14 16 10 48
Savuka 8 5 - 13 1 1 - 2
TauTona 98 142 90 475 14 20 15 70
ARGENTINA
24
45
45
129
3
6
7
19
Cerro Vanguardia - Attributable 92.50% 22 42 42 119 3 6 7 18
Minorities and exploration 2 3 3 10 - - - 1
AUSTRALIA
343
295
60
584
47
42
10
86
Sunrise Dam 41 27 39 163 6 4 6 24
Boddington 296 258 21 408 41 37 4 60
Exploration 6 10 - 13 - 1 - 2
BRAZIL
264
333
220
1,258
37
45
36
186
AngloGold Ashanti Brasil Mineração
234 300 196 1,134 32 41 32 168
Serra Grande - Attributable 50% 14 15 11 57 2 2 2 8
Minorities, exploration and other 16 18 13 67 3 2 2 10
GHANA
192
236
106
656
27
33
17
97
Bibiani - 1 1 3 - - - -
Iduapriem - Attributable 85% 8 17 1 31 1 2 - 5
Obuasi 182 216 101 613 25 30 16 91
Minorities and exploration 2 2 3 9 1 1 1 1
GUINEA
14
27
29
110
2
4
5
16
Siguiri - Attributable 85% 12 23 25 94 2 3 4 14
Minorities and exploration 2 4 4 16 - 1 1 2
MALI
12
22
6
44
2
3
1
6
Morila - Attributable 40% 1 4 2 8 - 1 - 1
Sadiola - Attributable 38% 6 13 4 28 1 2 1 4
Yatela - Attributable 40% 5 5 - 7 1 1 - 1
NAMIBIA
3
18
5
33
-
3
1
5
Navachab 3 18 5 33 - 3 1 5
TANZANIA
25
119
52
452
3
16
8
67
Geita 25 119 52 452 3 16 8 67
USA
48
29
27
89
7
4
4
13
Cripple Creek & Victor J.V. 47 29 27 89 7 4 4 13
OTHER
19
41
4
62
3
6
1
9
ANGLOGOLD ASHANTI
1,417
1,861
961
5,533
196
260
156
817
Rounding of figures may results in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
Metric
SOUTH AFRICA
17,626
20,019
18,963
79,427
Vaal River
Great Noligwa
8.41
7.95
8.57
8.08
3,863
4,640
5,013
19,119
Kopanang
6.77
7.40
6.83
7.01
2,989
3,657
3,220
13,886
Moab Khotsong
8.16
6.36
7.14
6.35
439
411
292
1,371
Tau Lekoa
3.70
4.34
3.57
3.76
1,325
1,387
1,438
5,473
Surface Operations
0.50
0.57
0.45
0.49
1,023
1,072
663
3,525
West Wits
Mponeng
9.56
9.69
9.83
9.93
4,435
4,595
4,269
18,549
Savuka
7.01
7.31
7.76
7.68
571
654
653
2,768
TauTona
2
9.99
11.46
9.24
10.18
2,981
3,604
3,413
14,736
ARGENTINA
1,603
1,346
1,632
6,683
Cerro Vanguardia - Attributable 92.50%
7.25
5.51
7.95
7.29
1,603
1,346
1,632
6,683
AUSTRALIA
4,605
4,746
2,821
14,450
Sunrise Dam
3
4.63
4.20
2.86
3.39
4,605
4,746
2,821
14,450
BRAZIL
2,801
2,904
2,263
10,551
AngloGold Ashanti Brasil Mineração
2
7.71
7.97
8.01
7.60
2,064
2,156
1,513
7,533
Serra Grande - Attributable 50%
7.31
7.69
7.58
7.51
738
747
750
3,017
GHANA
3,975
4,411
4,896
18,399
Bibiani
5
-
0.43
0.79
0.55
-
150
476
1,163
Iduapriem - Attributable 85%
1.87
1.70
1.74
1.74
848
1,219
1,351
5,196
Obuasi
2
4.83
4.61
4.58
4.39
3,127
3,041
3,069
12,040
GUINEA
2,270
2,406
1,776
7,948
Siguiri
3
- Attributable 85%
1.06
1.08
1.01
1.08
2,270
2,406
1,776
7,948
MALI
3,354
4,110
4,028
16,700
Morila - Attributable 40%
3.04
3.46
4.03
3.88
1,284
1,503
1,689
6,428
Sadiola - Attributable 38%
2.50
3.44
3.11
3.22
977
1,546
1,316
5,898
Yatela
4
- Attributable 40%
3.25
3.88
4.53
4.12
1,093
1,061
1,023
4,374
NAMIBIA
614
617
678
2,690
Navachab
1.47
1.63
2.15
1.81
614
617
678
2,690
TANZANIA
2,412
2,478
2,626
9,588
Geita
1.80
1.73
2.34
1.68
2,412
2,478
2,626
9,588
USA
1,980
2,661
1,984
8,817
Cripple Creek & Victor J.V.
4
0.56
0.48
0.50
0.54
1,980
2,661
1,984
8,817
ANGLOGOLD ASHANTI
41,239
45,697
41,667
175,253
Underground Operations
7.22
7.47
7.12
7.20
22,296
24,611
23,055
97,112
Surface and Dump Reclamation
0.46
0.52
0.55
0.50
1,407
1,569
1,517
6,246
Open-pit Operations
2.25
2.13
2.20
2.14
14,083
15,451
13,726
57,334
Heap Leach Operations
1
0.73
0.73
0.78
0.78
3,453
4,066
3,369
14,561
41,239
45,697
41,667
175,253
4 Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
5 The yield of Bibiani represents surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
3 The yield of Sunrise Dam and Siguiri represents open-pit operations.
Yield - g/t
Gold produced - kg
1
  The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
2  The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi
    represents underground operations.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
Metric
SOUTH AFRICA
228
262
244
259
17,537
20,307
18,886
78,914
Vaal River
Great Noligwa
193 234 258 244 3,865 4,642 4,983 18,998
Kopanang 199 241 211 227 3,007 3,655 3,201 13,790
Moab Khotsong 147 146 89 120 434 411 290 1,359
Tau Lekoa 161 167 139 154 1,315 1,390 1,431 5,440
Surface Operations 1,513 1,561 892 1,194 1,022 1,066 659 3,495
West Wits
Mponeng
300 330 311 333 4,385 4,746 4,261 18,430
Savuka 177 208 212 221 563 667 652 2,753
TauTona 238 290 285 302 2,946 3,729 3,408 14,649
ARGENTINA
819
723
935
938
1,605
1,325
1,566
6,619
Cerro Vanguardia - Attributable 92.50% 819 723 935 938 1,605 1,325 1,566 6,619
AUSTRALIA
2,062
2,443
2,112
2,363
4,522
4,899
2,824
14,413
Sunrise Dam 4,353 4,354 2,445 3,156 4,522 4,899 2,824 14,413
BRAZIL
583
626
542
602
3,025
2,775
2,558
10,655
AngloGold Ashanti Brasil Mineração 517 568 443 526 2,171 2,095 1,813 7,703
Serra Grande - Attributable 50% 904 887 988 946 855 681 745 2,952
GHANA
227
229
238
229
3,886
4,334
4,875
17,866
Bibiani - 390 944 605 - 139 476 1,119
Iduapriem - Attributable 85% 391 568 650 619 848 1,112 1,351 5,027
Obuasi 204 181 171 172 3,038 3,082 3,048 11,719
GUINEA
570
619
474
508
2,280
2,402
1,776
7,758
Siguiri - Attributable 85% 570 619 474 508 2,280 2,402 1,776 7,758
MALI
914
1,286
1,292
1,333
3,714
3,972
4,039
16,285
Morila - Attributable 40% 855 1,132 1,306 1,221 1,333 1,554 1,640 6,234
Sadiola - Attributable 38% 684 1,350 1,197 1,347 1,180 1,369 1,313 5,722
Yatela - Attributable 40% 1,481 1,470 1,411 1,514 1,201 1,048 1,086 4,328
NAMIBIA
629
654
698
716
675
544
680
2,548
Navachab 629 654 698 716 675 544 680 2,548
TANZANIA
373
385
472
404
2,421
2,617
2,929
9,666
Geita 373 385 472 404 2,421 2,617 2,929 9,666
USA
1,729
2,740
2,082
2,260
1,892
2,692
2,031
8,915
Cripple Creek & Victor J.V. 1,729 2,740 2,082 2,260 1,892 2,692 2,031 8,915
ANGLOGOLD ASHANTI
334
372
338
358
41,558
45,866
42,164
173,639
Rounding of figures may results in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SA Rand / Metric
SOUTH AFRICA
72,979
62,888
61,747
61,667
95,214
88,764
81,548
82,939
Vaal River
Great Noligwa
84,059 54,393 52,022 56,390 105,277 76,424 68,183 74,041
Kopanang 69,223 61,570 64,220 62,908 88,284 76,264 78,703 76,906
Moab Khotsong 134,175 116,485 167,406 141,574 214,596 234,471 259,751 240,384
Tau Lekoa 100,102 87,829 102,270 94,730 134,273 149,979 133,024 132,864
Surface Operations 58,471 55,607 64,402 61,154 65,161 60,852 74,449 68,692
West Wits
Mponeng
59,318 57,887 51,487 51,524 76,284 84,563 70,752 73,379
Savuka 82,550 79,339 71,772 72,865 96,912 76,223 77,581 77,752
TauTona 64,782 65,013 57,978 58,419 92,322 93,108 82,566 83,398
ARGENTINA
44,393
80,559
37,385
50,015
72,520
129,468
62,769
80,091
Cerro Vanguardia - Attributable 92.50% 43,657 79,547 36,822 49,358 71,635 128,229 62,059 79,269
AUSTRALIA
71,638
68,984
58,469
67,512
89,294
89,091
76,338
85,421
Sunrise Dam 69,550 68,640 55,561 65,877 86,907 86,512 71,187 82,908
BRAZIL
55,775
51,246
41,469
47,342
71,110
74,790
54,149
62,941
AngloGold Ashanti Brasil Mineração 48,230 45,050 37,132 42,816 62,290 68,934 50,539 58,713
Serra Grande - Attributable 50% 54,131 48,667 36,951 43,031 73,030 71,232 47,423 57,627
GHANA
94,770
98,675
68,345
85,168
126,038
141,474
99,228
121,453
Bibiani - 121,324 55,531 95,581 - (70,202) 85,933 98,495
Iduapriem - Attributable 85% 104,151 85,886 71,477 79,733 119,875 104,967 96,068 103,544
Obuasi 92,224 102,684 68,952 86,508 127,711 166,564 102,679 131,398
GUINEA
98,631
89,572
74,884
87,571
124,079
136,464
103,639
121,156
Siguiri - Attributable 85% 98,631 89,572 74,884 87,571 124,079 136,464 103,639 121,156
MALI
73,912
63,526
48,284
54,510
88,707
70,492
63,800
69,827
Morila - Attributable 40% 83,011 74,482 51,820 60,080 100,339 84,940 70,132 75,989
Sadiola - Attributable 38% 99,134 65,107 53,584 58,876 106,812 77,704 65,638 73,025
Yatela - Attributable 40% 51,669 51,776 43,910 49,469 69,721 45,489 59,183 65,402
NAMIBIA
85,460
70,764
44,795
57,716
101,693
96,078
59,018
75,801
Navachab 85,460 70,764 44,795 57,716 101,693 96,078 59,018 75,801
TANZANIA
100,143
138,524
72,557
109,639
130,397
143,291
92,656
130,792
Geita 100,143 138,524 72,557 109,639 130,397 143,291 92,656 130,792
USA
58,297
64,863
50,256
57,039
81,519
89,868
71,373
80,481
Cripple Creek & Victor J.V. 56,156 60,891 48,627 54,389 79,372 85,892 69,744 77,828
ANGLOGOLD ASHANTI
76,991
72,422
61,023
67,133
99,905
98,145
82,287
90,345
Rounding of figures may results in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SOUTH AFRICA
1,180
1,382
981
5,366
800
872
623
3,746
Vaal River
Great Noligwa
218
356
299
1,373
140
256
223
1,055
Kopanang
212
255
160
926
157
201
117
744
Moab Khotsong
3
-
(13)
(20)
(32)
(43)
(40)
(148)
Tau Lekoa
54
59
9
175
10
(25)
(32)
(22)
Surface Operations
84
80
31
242
77
74
24
215
West Wits
Mponeng
353
354
277
1,467
280
224
198
1,063
Savuka
33
43
27
164
25
38
23
145
TauTona
223
236
191
1,039
143
147
110
693
ARGENTINA
154
63
100
465
105
(12)
55
245
Cerro Vanguardia - Attributable 92.50%
143
60
93
434
99
(10)
52
232
Minorities and exploration
11
3
7
31
6
(2)
3
13
AUSTRALIA
311
391
175
1,179
232
308
133
934
Sunrise Dam
311
391
175
1,179
232
308
133
934
BRAZIL
311
399
169
1,136
254
329
134
946
AngloGold Ashanti Brasil Mineração
178
265
87
695
149
231
68
596
Serra Grande - Attributable 50%
71
80
39
226
57
62
31
180
Minorities and exploration
62
54
43
215
48
36
35
170
GHANA
183
28
181
396
64
(108)
35
(186)
Bibiani
-
33
22
59
-
32
10
33
Iduapriem - Attributable 85%
34
37
43
158
21
12
15
49
Obuasi
141
(55)
108
131
38
(159)
6
(292)
Minorities and exploration
8
13
8
48
5
7
4
24
GUINEA
109
79
84
282
43
(19)
29
19
Siguiri - Attributable 85%
89
60
71
217
33
(23)
24
(5)
Minorities and exploration
20
19
13
65
10
4
5
24
MALI
230
364
232
1,274
183
287
179
986
Morila - Attributable 40%
77
122
97
466
55
95
66
354
Sadiola - Attributable 38%
52
116
63
418
44
90
53
334
Yatela - Attributable 40%
102
127
72
390
83
103
60
298
NAMIBIA
39
43
42
192
29
32
33
148
Navachab
39
43
42
192
29
32
33
148
TANZANIA
67
78
65
246
(6)
(2)
15
(19)
Geita
67
78
65
246
(6)
(2)
15
(19)
USA
164
226
61
432
107
167
10
167
Cripple Creek & Victor J.V.
164
226
61
432
107
167
10
167
OTHER
47
105
9
268
25
105
(6)
221
ANGLOGOLD ASHANTI
2,792
3,158
2,099
11,236
1,836
1,959
1,240
7,207
Rounding of figures may results in computational discrepancies.
SA Rand
Cash gross profit (loss) - Rm
1
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - Rm
  1 Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible  assets, less non-cash revenues.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
Imperial
SOUTH AFRICA
567
644
610
2,554
Vaal River
Great Noligwa
0.245
0.232
0.250
0.236
124
149
161
615
Kopanang
0.197
0.216
0.199
0.204
96
118
104
446
Moab Khotsong
0.238
0.185
0.208
0.185
14
13
9
44
Tau Lekoa
0.108
0.127
0.104
0.110
43
45
46
176
Surface Operations
0.015
0.016
0.013
0.014
33
34
21
113
West Wits
Mponeng
0.279
0.283
0.287
0.290
143
148
137
596
Savuka
0.204
0.213
0.226
0.224
18
21
21
89
TauTona
2
0.291
0.334
0.269
0.297
96
116
110
474
ARGENTINA
52
43
52
215
Cerro Vanguardia - Attributable 92.50%
0.211
0.161
0.232
0.213
52
43
52
215
AUSTRALIA
148
153
91
465
Sunrise Dam
3
0.135
0.123
0.084
0.099
148
153
91
465
BRAZIL
90
93
73
339
AngloGold Ashanti Brasil Mineração
2
0.225
0.232
0.234
0.222
66
69
49
242
Serra Grande - Attributable 50%
0.213
0.224
0.221
0.219
24
24
24
97
GHANA
128
142
157
592
Bibiani
5
-
0.013
0.023
0.016
-
5
15
37
Iduapriem - Attributable 85%
0.055
0.049
0.051
0.051
27
39
43
167
Obuasi
2
0.141
0.134
0.133
0.128
101
98
99
387
GUINEA
73
77
57
256
Siguiri
3
- Attributable 85%
0.031
0.032
0.030
0.032
73
77
57
256
MALI
108
132
130
537
Morila - Attributable 40%
0.089
0.101
0.118
0.113
41
48
54
207
Sadiola - Attributable 38%
0.073
0.100
0.091
0.094
31
50
42
190
Yatela
4
- Attributable 40%
0.095
0.113
0.132
0.120
35
34
33
141
NAMIBIA
20
20
22
86
Navachab
0.043
0.048
0.058
0.053
20
20
22
86
TANZANIA
78
80
84
308
Geita
0.053
0.050
0.062
0.049
78
80
84
308
USA
64
86
64
283
Cripple Creek & Victor J.V.
4
0.016
0.014
0.015
0.016
64
86
64
283
ANGLOGOLD ASHANTI
1,326
1,469
1,340
5,635
Undergound operations
0.211
0.218
0.208
0.210
717
791
741
3,123
Surface and Dump Reclamation
0.013
0.015
0.016
0.015
45
50
49
201
Open-pit Operations
0.066
0.062
0.064
0.063
453
497
441
1,843
Heap leach Operations
1
0.021
0.021
0.023
0.023
111
131
108
468
1,326
1,469
1,340
5,635
4 Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
5 The yield of Bibiani represents surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
3 The yield of Sunrise Dam and Siguiri represents open-pit operations.
Yield - oz/t
Gold produced - oz (000)
1 The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
2 The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
Imperial
SOUTH AFRICA
7.32
8.43
7.84
8.34
564
653
607
2,537
Vaal River
Great Noligwa
6.20 7.53 8.31 7.85 124 149 160 611
Kopanang 6.40 7.74 6.80 7.30 97 118 103 443
Moab Khotsong 4.72 4.68 2.87 3.86 14 13 9 44
Tau Lekoa 5.19 5.36 4.47 4.96 42 45 46 175
Surface Operations 48.63 50.20 28.69 38.40 33 34 21 112
West Wits
Mponeng
9.64 10.62 9.99 10.71 141 153 137 593
Savuka 5.69 6.68 6.82 7.11 18 21 21 89
TauTona 7.65 9.31 9.16 9.71 95 120 110 471
ARGENTINA
26.34
23.24
30.05
30.15
52
43
50
213
Cerro Vanguardia - Attributable 92.50% 26.34 23.24 30.05 30.15 52 43 50 213
AUSTRALIA
66.29
78.54
67.91
75.96
145
158
91
463
Sunrise Dam 139.95 140.00 78.60 101.48 145 158 91 463
BRAZIL
18.74
20.11
17.43
19.36
97
89
82
343
AngloGold Ashanti Brasil Mineração 16.63 18.25 14.25 16.90 70 67 58 248
Serra Grande - Attributable 50% 29.05 28.50 31.76 30.42 27 22 24 95
GHANA
7.29
7.35
7.66
7.35
125
139
157
574
Bibiani - 12.54 30.34 19.46 - 4 15 36
Iduapriem - Attributable 85% 12.58 18.27 20.88 19.90 27 36 43 162
Obuasi 6.55 5.83 5.49 5.52 98 99 98 377
GUINEA
18.33
19.89
15.22
16.33
73
77
57
249
Siguiri - Attributable 85% 18.33 19.89 15.22 16.33 73 77 57 249
MALI
29.39
41.35
41.55
42.85
119
128
130
524
Morila - Attributable 40% 27.49 36.39 42.00 39.26 43 50 53 200
Sadiola - Attributable 38% 21.98 43.40 38.50 43.32 38 44 42 184
Yatela - Attributable 40% 47.60 47.25 45.36 48.69 39 34 35 139
NAMIBIA
20.24
21.04
22.44
23.03
22
17
22
82
Navachab 20.24 21.04 22.44 23.03 22 17 22 82
TANZANIA
12.00
12.38
15.18
12.98
78
84
94
311
Geita 12.00 12.38 15.18 12.98 78 84 94 311
USA
55.60
88.10
66.93
72.67
61
87
65
287
Cripple Creek & Victor J.V. 55.60 88.10 66.93 72.67 61 87 65 287
ANGLOGOLD ASHANTI
10.74
11.97
10.86
11.49
1,336
1,475
1,356
5,583
Rounding of figures may results in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
US Dollar / Imperial
SOUTH AFRICA
314
268
313
285
410
379
413
383
Vaal River
Great Noligwa
362 232 263 261 453 326 345 342
Kopanang 298 262 325 291 380 325 398 355
Moab Khotsong 577 498 848 655 923 1,006 1,315 1,107
Tau Lekoa 431 373 518 440 578 640 674 614
Surface Operations 252 237 326 281 280 259 377 316
West Wits
Mponeng
256 247 261 237 329 361 358 338
Savuka 355 339 363 336 417 324 393 359
TauTona 279 277 294 269 398 397 418 384
ARGENTINA
192
344
189
228
313
554
317
365
Cerro Vanguardia - Attributable 92.50% 188 340 186 225 309 549 314 361
AUSTRALIA
308
295
296
306
384
380
386
388
Sunrise Dam 299 293 281 298 374 369 360 376
BRAZIL
240
218
210
216
306
318
274
287
AngloGold Ashanti Brasil Mineração 207 192 188 195 268 293 256 266
Serra Grande - Attributable 50% 233 207 187 198 314 304 240 265
GHANA
408
420
346
390
543
604
503
557
Bibiani - 508 281 437 - (315) 435 464
Iduapriem - Attributable 85% 449 366 362 368 517 446 487 478
Obuasi 397 437 349 395 550 713 520 600
GUINEA
424
383
379
399
534
584
525
552
Siguiri - Attributable 85% 424 383 379 399 534 584 525 552
MALI
318
271
244
250
382
300
323
320
Morila - Attributable 40% 358 317 262 275 432 361 355 349
Sadiola - Attributable 38% 427 277 271 270 460 331 332 335
Yatela - Attributable 40% 223 222 222 228 301 195 300 299
NAMIBIA
368
303
227
265
438
412
299
348
Navachab 368 303 227 265 438 412 299 348
TANZANIA
434
586
368
497
564
605
470
595
Geita 434 586 368 497 564 605 470 595
USA
251
276
255
260
351
383
362
368
Cripple Creek & Victor J.V. 242 259 246 248 342 366 353 356
ANGLOGOLD ASHANTI
332
309
309
308
430
419
417
414
Rounding of figures may results in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SOUTH AFRICA
163
188
159
788
110
118
101
549
Vaal River
Great Noligwa
30
49
49
203
19
35
36
156
Kopanang
29
35
26
136
22
27
19
109
Moab Khotsong
-
-
(2)
(3)
(4)
(6)
(7)
(22)
Tau Lekoa
7
8
1
25
1
(3)
(5)
(4)
Surface Operations
12
11
5
35
11
10
4
31
West Wits
Mponeng
49
48
45
216
39
30
32
156
Savuka
5
6
4
24
3
5
4
21
TauTona 31
32
31
152
20
20
18
101
ARGENTINA
21
9
16
69
15
(2)
9
37
Cerro Vanguardia - Attributable 92.50%
20
8
15
65
14
(1)
8
35
Minorities and exploration
1
1
1
4
1
(1)
1
2
AUSTRALIA
43
54
28
173
32
43
22
137
Sunrise Dam
43
54
28
173
32
43
22
137
BRAZIL
43
55
28
165
35
45
22
138
AngloGold Ashanti Brasil Mineração
25
36
14
101
21
32
11
86
Serra Grande - Attributable 50%
10
11
6
33
8
8
5
26
Minorities and exploration
8
8
8
31
6
5
6
26
GHANA
25
4
29
60
9
(15)
5
(26)
Bibiani
-
5
4
9
-
4
2
5
Iduapriem - Attributable 85%
5
5
7
23
3
2
2
7
Obuasi
20
(8)
18
21
5
(22)
1
(42)
Minorities and exploration
-
2
-
7
1
1
-
4
GUINEA
15
11
14
42
6
(2)
5
4
Siguiri - Attributable 85%
12
8
11
33
5
(3)
4
-
Minorities and exploration
3
3
3
9
1
1
1
4
MALI
32
50
38
188
25
39
30
146
Morila - Attributable 40%
11
17
16
69
8
13
11
52
Sadiola - Attributable 38%
7
16
10
61
6
12
9
49
Yatela - Attributable 40%
14
17
12
57
12
14
10
44
NAMIBIA
5
6
7
28
4
4
5
22
Navachab
5
6
7
28
4
4
5
22
TANZANIA
9
11
10
37
(1)
-
2
(2)
Geita
9
11
10
37
(1)
-
2
(2)
USA
23
31
10
62
15
23
2
23
Cripple Creek & Victor J.V.
23
31
10
62
15
23
2
23
OTHER
7
15
2
40
3
16
(1)
30
ANGLOGOLD ASHANTI
386
434
341
1,652
253
269
201
1,058
Rounding of figures may results in computational discrepancies.
US Dollar
Cash gross profit (loss) - $m
1
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - $m
1 Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
81 99 100 395 867 1,062 1,075 4,252
Milled - 000 tonnes / - 000 tons 459 584 585 2,365 506 644 645 2,607
Yield - g/t / - oz/t 8.41 7.95 8.57 8.08 0.245 0.232 0.250 0.236
Gold produced - kg / - oz (000) 3,863 4,640 5,013 19,119 124 149 161 615
Gold sold - kg / oz (000) 3,865 4,642 4,983 18,998 124 149 160 611
Price received - R/kg / - $/oz - sold 141,089 131,409 114,185 129,696 606 559 577 597
Total cash costs - R / - $ - ton milled 707 432 446 456 89 54 66 62
- R/kg / - $/oz - produced 84,059 54,393 52,022 56,390 362 232 263 261
Total production costs - R/kg / - $/oz - produced 105,277 76,424 68,183 74,041 453 326 345 342
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 226 280 273 280 7.26 9.01 8.78 8.99
Actual - g / - oz 193 234 258 244 6.20 7.53 8.31 7.85
Target
- m
2
/ - ft
2
4.90 5.70 5.46 5.66 52.74 61.35 58.76 60.91
Actual
- m
2
/ - ft
2
4.02 4.98 5.15 5.05 43.30 53.61 55.39 54.31
FINANCIAL RESULTS (MILLION)
Gold income
484 546 509 2,197 67 74 83 325
Cost of sales 406 354 346 1,409 56 49 56 209
Cash operating costs 324 251 258 1,069 45 34 42 159
Other cash costs 1 2 3 9 - - - 1
Total cash costs 325 252 261 1,078 45 35 42 160
Retrenchment costs 3 4 4 15 - 1 1 2
Rehabilitation and other non-cash costs 1 (2) 2 5 - - - 1
Production costs 329 254 266 1,098 45 35 43 163
Amortisation of tangible assets 78 100 75 318 11 14 12 47
Inventory change (1) - 4 (7) - - 1 (1)
78 192 164 788 11 26 27 115
Realised non-hedge derivatives 61 64 60 267 8 9 10 40
140 256 223 1,055 19 35 36 156
Capital expenditure 52 136 52 332 7 19 9 49
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
114 129 111 482 1,229 1,391 1,196 5,191
Milled - 000 tonnes / - 000 tons 442 494 471 1,981 487 545 519 2,184
Yield - g/t / - oz/t 6.77 7.40 6.83 7.01 0.197 0.216 0.199 0.204
Gold produced - kg / - oz (000) 2,989 3,657 3,220 13,886 96 118 104 446
Gold sold - kg / oz (000) 3,007 3,655 3,201 13,790 97 118 103 443
Price received - R/kg / - $/oz - sold 139,978 131,218 113,889 130,139 602 558 576 596
Total cash costs - R / - $ - ton milled 468 455 439 441 59 57 65 59
- R/kg / - $/oz - produced 69,223 61,570 64,220 62,908 298 262 325 291
Total production costs - R/kg / - $/oz - produced 88,284 76,264 78,703 76,906 380 325 398 355
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 239 240 239 240 7.69 7.71 7.69 7.72
Actual - g / - oz 199 241 211 227 6.40 7.74 6.80 7.30
Target
- m
2
/ - ft
2
7.69 7.75 7.69 7.75 82.76 83.40 82.81 83.45
Actual
- m
2
/ - ft
2
7.61 8.50 7.30 7.89 81.93 91.53 78.58 84.87
FINANCIAL RESULTS (MILLION)
Gold income
376 430 327 1,600 52 59 53 235
Cost of sales 264 279 248 1,051 37 38 40 156
Cash operating costs 206 224 205 866 29 31 33 129
Other cash costs 1 1 2 7 - - - 1
Total cash costs 207 225 207 874 29 31 34 130
Retrenchment costs 1 2 2 10 - - - 1
Rehabilitation and other non-cash costs 1 (3) 1 2 - - - -
Production costs 209 224 210 885 29 31 34 131
Amortisation of tangible assets 55 55 43 183 8 8 7 27
Inventory change - - (6) (17) - - (1) (3)
112 151 80 549 16 20 13 80
Realised non-hedge derivatives 45 50 37 195 6 7 6 29
157 201 117 744 22 27 19 109
Capital expenditure 81 101 56 281 11 14 9 41
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
7 9 6 31 71 95 69 335
Milled - 000 tonnes / - 000 tons 54 65 41 216 59 71 45 238
Yield - g/t / - oz/t 8.16 6.36 7.14 6.35 0.238 0.185 0.208 0.185
Gold produced - kg / - oz (000) 439 411 292 1,371 14 13 9 44
Gold sold - kg / - oz (000) 434 411 290 1,359 14 13 9 44
Price received - R/kg / - $/oz - sold 141,827 131,193 115,601 130,860 609 558 583 596
Total cash costs - R / - $ - ton milled 1,095 740 1,195 899 137 92 176 121
- R/kg / - $/oz - produced 134,175 116,485 167,406 141,574 577 498 848 655
Total production costs - R/kg / - $/oz - produced 214,596 234,471 259,751 240,384 923 1,006 1,315 1,107
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 104 162 87 127 3.35 5.21 2.81 4.09
Actual - g / - oz 147 146 89 120 4.72 4.68 2.87 3.86
Target
- m
2
/ - ft
2
2.63 3.20 2.30 2.81 28.28 34.44 24.77 30.25
Actual
- m
2
/ - ft
2
2.21 3.13 1.96 2.73 23.81 33.71 21.06 29.34
FINANCIAL RESULTS (MILLION)
Gold income
54 48 30 158 8 7 5 23
Cost of sales 93 96 74 326 13 13 12 48
Cash operating costs 59 47 48 192 8 7 8 29
Other cash costs - - - 2 - - - -
Total cash costs 59 48 49 194 8 7 8 29
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs - 6 - 7 - 1 - 1
Production costs 59 54 49 202 8 7 8 30
Amortisation of tangible assets 35 42 27 128 5 6 4 19
Inventory change (1) - (2) (4) - - - (1)
(39) (48) (44) (168) (5) (7) (7) (25)
Realised non-hedge derivatives 7 6 4 20 1 1 1 3
(32) (43) (40) (148) (4) (6) (7) (22)
Capital expenditure 111 169 112 565 15 23 18 83
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
69 66 78 279 742 706 836 3,008
Milled - 000 tonnes / - 000 tons 358 319 402 1,457 394 352 444 1,606
Yield - g/t / - oz/t 3.70 4.34 3.57 3.76 0.108 0.127 0.104 0.110
Gold produced - kg / - oz (000) 1,325 1,387 1,438 5,473 43 45 46 176
Gold sold - kg / oz (000) 1,315 1,390 1,431 5,440 42 45 46 175
Price received - R/kg / - $/oz - sold 141,315 132,090 112,954 129,255 607 561 572 595
Total cash costs - R / - $ - ton milled 371 382 366 356 47 47 54 48
- R/kg / - $/oz - produced 100,102 87,829 102,270 94,730 431 373 518 440
Total production costs - R/kg / - $/oz - produced 134,273 149,979 133,024 132,864 578 640 674 614
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 161 117 183 137 5.18 3.76 5.88 4.39
Actual - g / - oz 161 167 139 154 5.19 5.36 4.47 4.96
Target
- m
2
/ - ft
2
8.66 5.44 8.61 6.31 93.19 58.60 92.71 67.94
Actual
- m
2
/ - ft
2
8.39 7.88 7.51 7.88 90.35 84.84 80.83 84.84
FINANCIAL RESULTS (MILLION)
Gold income
165 164 146 629 23 22 24 93
Cost of sales 176 208 194 725 24 29 32 108
Cash operating costs 132 121 146 515 18 17 24 77
Other cash costs - 1 1 4 - - - 1
Total cash costs 133 122 147 518 18 17 24 77
Retrenchment costs 1 1 2 7 - - - 1
Rehabilitation and other non-cash costs - 2 1 5 - - - 1
Production costs 134 125 150 530 18 17 24 79
Amortisation of tangible assets 44 83 41 197 6 11 7 29
Inventory change (2) - 3 (2) - - - -
(11) (44) (48) (96) (2) (6) (8) (15)
Realised non-hedge derivatives 21 20 15 74 3 3 2 11
10 (25) (32) (22) 1 (3) (5) (4)
Capital expenditure 20 24 20 74 3 3 3 11
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised
non-hedge derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 2,045 1,895 1,481 7,183 2,254 2,089 1,632 7,918
Yield - g/t / - oz/t 0.50 0.57 0.45 0.49 0.015 0.016 0.013 0.014
Gold produced - kg / - oz (000) 1,023 1,072 663 3,525 33 34 21 113
Gold sold - kg / - oz (000) 1,022 1,066 659 3,495 33 34 21 112
Price received - R/kg / - $/oz - sold 140,395 130,842 114,429 131,021 604 557 578 598
Total cash costs - R / - $ - ton milled 29 31 29 30 4 4 4 4
- R/kg / - $/oz - produced 58,471 55,607 64,402 61,154 252 237 326 281
Total production costs - R/kg / - $/oz - produced 65,161 60,852 74,449 68,692 280 259 377 316
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,285 1,166 751 1,056 41.31 37.48 24.16 33.96
Actual - g / - oz 1,513 1,561 892 1,194 48.63 50.20 28.69 38.40
FINANCIAL RESULTS (MILLION)
Gold income
128 125 67 406 18 17 11 60
Cost of sales 66 65 51 243 9 9 8 36
Cash operating costs 60 60 43 216 8 8 7 32
Other cash costs - - - - - - - -
Total cash costs 60 60 43 216 8 8 7 32
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 60 60 43 216 8 8 7 32
Amortisation of tangible assets 7 6 7 27 1 1 1 4
Inventory change - - 2 1 - - - -
62 59 16 164 9 8 3 24
Realised non-hedge derivatives 16 15 8 51 2 2 1 8
77 74 24 215 11 10 4 31
Capital expenditure 1 7 13 51 - 1 2 8
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
87 93 84 368 937 1,003 903 3,962
Milled - 000 tonnes / - 000 tons 464 474 434 1,867 511 523 479 2,058
Yield - g/t / - oz/t 9.56 9.69 9.83 9.93 0.279 0.283 0.287 0.290
Gold produced - kg / - oz (000) 4,435 4,595 4,269 18,549 143 148 137 596
Gold sold - kg / - oz (000) 4,385 4,746 4,261 18,430 141 153 137 593
Price received - R/kg / - $/oz - sold 140,370 131,041 114,510 130,141 604 556 579 596
Total cash costs - R / - $ - ton milled 567 561 506 512 71 70 75 69
- R/kg / - $/oz - produced 59,318 57,887 51,487 51,524 256 247 261 237
Total production costs - R/kg / - $/oz - produced 76,284 84,563 70,752 73,379 329 361 358 338
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 266 299 276 292 8.57 9.61 8.87 9.37
Actual - g / - oz 300 330 311 333 9.64 10.62 9.99 10.71
Target
- m
2
/ - ft
2
5.36 6.36 5.96 6.23 57.67 68.41 64.14 67.09
Actual
- m
2
/ - ft
2
5.89 6.70 6.11 6.61 63.39 72.10 65.74 71.15
FINANCIAL RESULTS (MILLION)
Gold income
549 558 436 2,136 76 76 71 314
Cost of sales 335 398 290 1,335 46 54 47 197
Cash operating costs 262 264 217 947 36 36 35 140
Other cash costs 1 2 3 9 - - - 1
Total cash costs 263 266 220 956 36 36 36 142
Retrenchment costs 1 1 2 7 - - - 1
Rehabilitation costs 1 (8) 1 (5) - (1) - (1)
Production costs 265 259 222 957 37 35 36 142
Amortisation of tangible assets 73 129 80 404 10 18 13 60
Inventory change (3) 9 (12) (26) (1) 1 (2) (5)
213 161 145 801 30 21 24 117
Realised non-hedge derivatives 67 63 52 262 9 9 8 39
280 224 198 1,063 39 30 32 156
Capital expenditure 102 111 64 325 14 16 10 48
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
16 19 17 77 175 206 186 830
Milled - 000 tonnes / - 000 tons 81 89 84 360 90 99 93 397
Yield - g/t / - oz/t 7.01 7.31 7.76 7.68 0.204 0.213 0.226 0.224
Gold produced - kg / - oz (000) 571 654 653 2,768 18 21 21 89
Gold sold - kg / - oz (000) 563 667 652 2,753 18 21 21 89
Price received - R/kg / - $/oz - sold 140,651 133,464 112,970 130,216 605 568 572 596
Total cash costs - R / - $ - ton milled 579 580 557 560 73 72 82 75
- R/kg / - $/oz - produced 82,550 79,339 71,772 72,865 355 339 363 336
Total production costs - R/kg / - $/oz
- produced
96,912 76,223 77,581 77,752 417 324 393 359
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 187 - 166 166 6.01 - 5.34 5.34
Actual - g / - oz 177 208 212 221 5.69 6.68 6.82 7.11
Target
- m
2
/ - ft
2
5.64 - 5.00 5.00 60.73 - 53.81 53.81
Actual
- m
2
/ - ft
2
5.04 6.10 5.60 6.16 54.21 65.62 60.30 66.30
FINANCIAL RESULTS (MILLION)
Gold income
71 79 67 321 10 11 11 47
Cost of sales 54 51 50 213 8 7 8 32
Cash operating costs 47 52 46 200 6 7 8 30
Other cash costs - - 1 2 - - - -
Total cash costs 47 52 47 202 7 7 8 30
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs - (7) - (6) - (1) - (1)
Production costs 47 45 47 197 7 6 8 29
Amortisation of tangible assets 8 4 3 18 1 1 1 3
Inventory change (1) 1 - (2) - - - -
16 28 16 107 2 4 3 16
Realised non-hedge derivatives 9 10 7 38 1 1 1 6
25 38 23 145 3 5 4 21
Capital expenditure 8 5 - 13 1 1 - 2
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
51 57 64 242 548 618 684 2,606
Milled - 000 tonnes / - 000 tons 291 308 363 1,420 321 339 401 1,565
Yield - g/t / - oz/t 9.99 11.46 9.24 10.18 0.291 0.334 0.269 0.297
Gold produced - kg / - oz (000) 2,906 3,526 3,357 14,450 93 113 108 465
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 148 172 117 621 163 189 129 684
Yield - g/t / - oz/t 0.50 0.45 0.48 0.46 0.015 0.013 0.014 0.013
Gold produced - kg / - oz (000) 75 78 56 286 2 2 2 9
TOTAL
Yield
1
- g/t / - oz/t 9.99 11.46 9.24 10.18 0.291 0.334 0.269 0.297
Gold produced - kg / - oz (000) 2,981 3,604 3,413 14,736 96 116 110 474
Gold sold - kg / - oz (000) 2,946 3,729 3,408 14,649 95 120 110 471
Price received - R/kg / - $/oz - sold 140,762 131,779 113,518 130,300 605 559 575 596
Total cash costs - R / - $ - ton milled 440 489 412 422 55 61 61 57
- R/kg / - $/oz - produced 64,782 65,013 57,978 58,419 279 277 294 269
Total production costs - R/kg / - $/oz - produced 92,322 93,108 82,566 83,398 398 397 418 384
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 335 356 307 329 10.76 11.45 9.86 10.58
Actual - g / - oz 238 290 285 302 7.65 9.31 9.16 9.71
Target
- m
2
/ - ft
2
5.34 5.71 5.63 5.60 57.45 61.43 60.63 60.32
Actual
- m
2
/ - ft
2
4.06 4.61 5.31 4.97 43.75 49.64 57.12 53.45
FINANCIAL RESULTS (MILLION)
Gold income
369 440 348 1,704 51 60 57 250
Cost of sales 272 345 276 1,215 38 47 45 179
Cash operating costs 192 233 196 853 27 32 32 126
Other cash costs 1 1 2 8 - - - 1
Total cash costs 193 234 198 861 27 32 32 127
Retrenchment costs 1 1 2 9 - - - 1
Rehabilitation and other non-cash costs 1 11 1 14 - 2 - 2
Production costs 195 246 201 883 27 34 33 131
Amortisation of tangible assets 80 89 81 346 11 12 13 51
Inventory change (4) 9 (5) (13) (1) 1 (1) (3)
97 95 72 489 13 13 12 71
Realised non-hedge derivatives 46 52 38 205 6 7 6 30
143 147 110 693 20 20 18 101
Capital expenditure 98 142 90 475 14 20 15 70
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,372 6,341 4,138 19,674 5,922 6,990 4,561 21,687
Treated - 000 tonnes / - 000 tons 221 244 205 917 244 269 226 1,011
Stripping ratio - t (mined total-mined ore) / t mined ore 19.91 26.88 20.27 20.54 19.91 26.88 20.27 20.54
Yield - g/t / - oz/t 7.25 5.51 7.95 7.29 0.211 0.161 0.232 0.213
Gold in ore - kg / - oz (000) 1,688 1,423 1,570 6,287 54 46 50 202
Gold produced - kg / - oz (000) 1,603 1,346 1,632 6,683 52 43 52 215
Gold sold - kg / - oz (000) 1,605 1,325 1,566 6,619 52 43 50 213
Price received - R/kg / - $/oz - sold 138,436 105,682 89,541 104,320 596 450 454 481
Total cash costs - R/kg / - $/oz - produced 43,657 79,547 36,822 49,358 188 340 186 225
Total production costs - R/kg / - $/oz - produced 71,635 128,229 62,059 79,269 309 549 314 361
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 787 918 1,051 1,065 25.30 29.51 33.78 34.23
Actual - g / - oz 819 723 935 938 26.34 23.24 30.05 30.15
FINANCIAL RESULTS (MILLION)
Gold income
213 162 156 778 29 22 25 115
Cost of sales 132 159 97 500 18 22 16 73
Cash operating costs 48 91 45 256 7 12 7 37
Other cash costs 22 16 15 74 3 2 2 11
Total cash costs 70 107 60 330 10 15 10 48
Rehabilitation and other non-cash costs - (4) 1 (2) - (1) - -
Production costs 70 103 61 328 10 14 10 48
Amortisation of tangible assets 44 69 41 202 6 10 7 30
Inventory change 18 (14) (5) (29) 2 (2) (1) (4)
81 3 59 277 11 - 10 42
Realised non-hedge derivatives 18 (13) (7) (45) 3 (2) (1) (7)
99 (10) 52 232 14 (1) 8 35
Capital expenditure 22 42 42 119 3 6 7 18
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 92 98 56 354 102 108 62 390
Treated - 000 tonnes / - 000 tons 59 72 46 311 65 79 51 343
Yield - g/t / - oz/t 9.03 7.74 5.62 6.67 0.263 0.226 0.164 0.194
Gold produced - kg / - oz (000) 529 557 261 2,073 17 18 8 67
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,571 2,018 2,629 9,994 2,055 2,639 3,439 13,072
Treated - 000 tonnes / - 000 tons 881 997 894 3,656 971 1,099 986 4,030
Stripping ratio - t (mined total-mined ore) / t mined ore 2.72 3.36 4.36 4.49 2.72 3.36 4.36 4.49
Yield - g/t / - oz/t 4.63 4.20 2.86 3.39 0.135 0.123 0.084 0.099
Gold produced - kg / - oz (000) 4,076 4,189 2,560 12,377 131 135 82 398
TOTAL
Yield
1
- g/t / - oz/t 4.63 4.20 2.86 3.39 0.135 0.123 0.084 0.099
Gold produced - kg / - oz (000) 4,605 4,746 2,821 14,450 148 153 91 465
Gold sold - kg / - oz (000) 4,522 4,899 2,824 14,413 145 158 91 463
Price received - R/kg / - $/oz - sold 140,853 144,920 118,640 146,149 605 625 598 663
Total cash costs - R/kg / - $/oz - produced 69,550 68,640 55,561 65,877 299 293 281 298
Total production costs - R/kg / - $/oz - produced 86,907 86,512 71,187 82,908 374 369 360 376
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 4,563 3,786 2,559 2,992 146.70 121.72 82.29 96.18
Actual - g / - oz 4,353 4,354 2,445 3,156 139.95 140.00 78.60 101.48
FINANCIAL RESULTS (MILLION)
Gold income
685 620 309 1,848 95 86 50 271
Cost of sales 405 402 202 1,173 56 55 33 171
Cash operating costs 303 308 149 903 42 42 24 131
Other cash costs 17 17 8 49 2 2 1 7
Total cash costs 320 326 157 952 44 45 25 139
Rehabilitation and other non-cash costs 1 1 3 1 - - - -
Production costs 322 327 159 953 45 45 26 139
Amortisation of tangible assets 78 84 41 245 11 11 7 36
Inventory change 5 (8) 1 (25) 1 (1) - (4)
280 218 107 675 39 30 17 100
Realised non-hedge derivatives (48) 90 26 259 (7) 13 4 37
232 308 133 934 32 43 22 137
Capital expenditure 41 27 39 163 6 4 6 24
1
Total yield excludes the underground operations.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 235 251 159 877 259 276 175 967
Treated - 000 tonnes / - 000 tons 255 233 161 859 282 257 178 947
Yield - g/t / - oz/t 7.71 7.97 8.01 7.60 0.225 0.232 0.234 0.222
Gold produced - kg / - oz (000) 1,970 1,855 1,291 6,527 63 60 42 210
HEAP LEACH OPERATION
5
Mined - 000 tonnes / - 000 tons 993 873 911 4,010 1,095 963 1,004 4,421
Placed 1 - 000 tonnes / - 000 tons 30 57 59 252 33 63 65 278
Stripping ratio - t (mined total-mined ore) / t mined ore 31.94 14.25 14.27 14.91 31.94 14.25 14.27 14.91
Yield
2
- g/t / - oz/t 3.13 4.73 4.54 4.22 0.091 0.138 0.133 0.123
Gold placed
3
- kg / - oz (000) 95 270 270 1,063 3 9 9 34
Gold produced - kg / - oz (000) 94 302 222 1,007 3 10 7 32
TOTAL
Yield
4
- g/t / - oz/t 7.71 7.97 8.01 7.60 0.225 0.232 0.234 0.222
Gold produced - kg / - oz (000) 2,064 2,156 1,513 7,533 66 69 49 242
Gold sold - kg / - oz (000) 2,171 2,095 1,813 7,703 70 67 58 248
Price received - R/kg / - $/oz - sold 140,002 174,394 90,206 134,572 602 746 457 609
Total cash costs - R/kg / - $/oz - produced 48,230 45,050 37,132 42,816 207 192 188 195
Total production costs - R/kg / - $/oz - produced 62,290 68,934 50,539 58,713 268 293 256 266
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 422 620 438 555 13.56 19.94 14.07 17.83
Actual - g / - oz 517 568 443 526 16.63 18.25 14.25 16.90
FINANCIAL RESULTS (MILLION)
Gold income
295 281 159 881 41 38 26 128
Cost of sales 155 134 96 441 21 18 16 65
Cash operating costs 96 94 54 312 13 13 9 46
Other cash costs 3 3 2 10 - - - 2
Total cash costs 100 97 56 323 14 13 9 47
Rehabilitation and other non-cash costs - 18 1 21 - 2 - 3
Production costs 100 115 57 343 14 16 9 50
Amortisation of tangible assets 29 34 19 99 4 5 3 14
Inventory change 26 (14) 19 (2) 4 (2) 3 -
140 147 63 440 19 20 10 64
Realised non-hedge derivatives 9 84 5 156 1 12 1 22
149 231 68 596 21 32 11 86
Capital expenditure 234 300 196 1,134 32 41 32 168
1 Tonnes / Tons placed onto leach pad
4 Total yield represents underground operations
2 Gold placed / tonnes (tons) placed
5 Comparative operating results have been restated to reflect correct metric and imperial values
3 Gold placed into leach pad inventory
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 184 199 194 802 102 110 107 442
Treated - 000 tonnes / - 000 tons 101 97 99 402 111 107 109 443
Yield - g/t / - oz/t 7.31 7.69 7.58 7.51 0.213 0.224 0.221 0.219
Gold produced - kg / - oz (000) 738 747 750 3,017 24 24 24 97
Gold sold - kg / - oz (000) 855 681 745 2,952 27 22 24 95
Price received - R/kg / - $/oz - sold 139,874 157,880 89,529 116,978 601 670 453 537
Total cash costs - R/kg / - $/oz - produced 54,131 48,667 36,951 43,031 233 207 187 198
Total production costs - R/kg / - $/oz - produced 73,030 71,232 47,423 57,627 314 304 240 265
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 890 919 964 973 28.63 29.56 31.00 31.28
Actual - g / - oz 904 887 988 946 29.05 28.50 31.76 30.42
FINANCIAL RESULTS (MILLION)
Gold income
113 85 64 294 16 12 10 43
Cost of sales 63 46 36 165 9 6 6 24
Cash operating costs 37 34 26 121 5 5 4 18
Other cash costs 3 2 2 9 - - - 1
Total cash costs 40 36 28 130 6 5 5 19
Rehabilitation and other non-cash costs - (1) - (1) - - - -
Production costs 40 35 28 129 6 5 5 19
Amortisation of tangible assets 14 18 8 45 2 3 1 7
Inventory change 9 (7) - (9) 1 (1) - (1)
50 39 29 129 7 5 5 19
Realised non-hedge derivatives 7 22 2 51 1 3 - 8
57 62 31 180 8 8 5 26
Capital expenditure 14 15 11 57 2 2 2 8
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
BIBIANI
1
OPERATING RESULTS
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons - 347 601 2,129 - 383 663 2,346
Yield - g/t / - oz/t - 0.43 0.79 0.55 - 0.013 0.023 0.016
Gold produced - kg / - oz (000) - 150 476 1,163 - 5 15 37
Gold sold - kg / - oz (000) - 139 476 1,119 - 4 15 36
Price received - R/kg / - $/oz - sold - 144,824 109,827 127,044 - 606 555 593
Total cash costs - R/kg / - $/oz - produced - 121,324 55,531 95,581 - 508 281 437
Total production costs - R/kg / - $/oz - produced - (70,202) 85,933 98,495 - (315) 435 464
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz - 899 880 894 - 28.89 28.29 28.74
Actual - g / - oz - 390 944 605 - 12.54 30.34 19.46
FINANCIAL RESULTS (MILLION)
Gold income
- 20 52 142 - 3 8 21
Cost of sales - (12) 42 110 - (2) 7 17
Cash operating costs - 17 24 106 - 2 4 15
Other cash costs - 1 2 6 - - - 1
Total cash costs - 18 26 111 - 2 4 16
Rehabilitation and other non-cash costs - (30) 2 (22) - (4) - (3)
Production costs - (12) 29 88 - (2) 5 13
Amortisation of tangible assets - 1 12 26 - - 2 4
Inventory change - (1) 1 (5) - - - (1)
- 32 10 33 - 4 2 5
Realised non-hedge derivatives - - - - - - - -
- 32 10 33 - 4 2 5
Capital expenditure - 1 1 3 - - - -
1
On 1 December 2006, the sale of Bibiani to Cetral African Gold plc was completed
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
IDUAPRIEM - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,123 5,421 4,598 19,212 5,647 5,975 5,069 21,178
Treated - 000 tonnes / - 000 tons 453 719 776 2,992 499 792 856 3,298
Stripping ratio - t (mined total-mined ore) / t mined ore 6.60 5.69 4.36 5.02 6.60 5.69 4.36 5.02
Yield - g/t / - oz/t 1.87 1.70 1.74 1.74 0.055 0.049 0.051 0.051
Gold in ore - kg / - oz (000) 1,327 1,339 1,406 5,463 43 43 45 176
Gold produced - kg / - oz (000) 848 1,219 1,351 5,196 27 39 43 167
Gold sold - kg / - oz (000) 848 1,112 1,351 5,027 27 36 43 162
Price received - R/kg / - $/oz - sold 137,840 115,606 104,917 110,458 594 495 530 509
Total cash costs - R/kg / - $/oz - produced 104,151 85,886 71,477 79,733 449 366 362 368
Total produced costs - R/kg / - $/oz - produced 119,875 104,967 96,068 103,544 517 446 487 478
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 592 583 609 616 19.04 18.74 19.57 19.80
Actual - g / - oz 391 568 650 619 12.58 18.27 20.88 19.90
FINANCIAL RESULTS (MILLION)
Gold income
70 106 117 472 10 15 19 70
Cost of sales 95 117 126 506 13 16 21 75
Cash operating costs 84 98 90 391 12 13 15 58
Other cash costs 5 6 6 23 1 1 1 4
Total cash costs 88 105 97 414 12 14 16 61
Rehabilitation and other non-cash costs - (9) 2 (8) - (1) - (1)
Production costs 88 96 98 406 12 13 16 60
Amortisation of tangible assets 12 29 28 117 2 4 5 17
Inventory change (5) (8) - (18) (1) (1) - (3)
(25) (11) (9) (33) (4) (1) (2) (5)
Realised non-hedge derivatives 47 23 24 83 7 3 4 12
21 12 15 49 3 2 2 7
Capital expenditure 8 17 1 31 1 2 - 5
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 480 584 575 2,332 529 643 634 2,570
Treated - 000 tonnes / - 000 tons 524 560 548 2,251 578 618 604 2,481
Yield - g/t / - oz/t 4.83 4.61 4.58 4.39 0.141 0.134 0.133 0.128
Gold produced - kg / - oz (000) 2,531 2,583 2,510 9,879 81 83 81 318
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 859 615 570 2,481 947 677 628 2,735
Yield - g/t / - oz/t 0.36 0.44 0.56 0.51 0.010 0.013 0.016 0.015
Gold produced - kg / - oz (000) 309 270 322 1,273 10 9 10 41
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - 402 724 1,903 - 443 798 2,097
Treated - 000 tonnes / - 000 tons - 402 334 1,512 - 443 368 1,667
Stripping ratio - t (mined total-mined ore) / t mined ore - - 1.17 0.26 - - 1.17 0.26
Yield - g/t / - oz/t - 0.47 0.71 0.59 - 0.014 0.021 0.017
Gold in ore - kg / - oz (000) - 189 480 1,192 - 6 15 38
Gold produced - kg / - oz (000) - 189 238 888 - 6 8 29
TOTAL
Yield
1
- g/t / - oz/t 4.83 4.61 4.58 4.39 0.141 0.134 0.133 0.128
Gold produced - kg / - oz (000) 3,127 3,041 3,069 12,040 101 98 99 387
Gold sold - kg / - oz (000) 3,038 3,082 3,048 11,719 98 99 98 377
Price received - R/kg / - $/oz - sold 138,361 116,635 105,516 108,346 597 501 532 498
Total cash costs - R/kg / - $/oz - produced 92,224 102,684 68,952 86,508 397 437 349 395
Total production costs - R/kg / - $/oz - produced 127,711 166,564 102,679 131,398 550 713 520 600
PRODUCTIVITY PER EMPLOYEE
2
Target - g / - oz 326 216 216 219 10.49 6.93 6.96 7.04
Actual - g / - oz 204 181 171 172 6.55 5.83 5.49 5.52
FINANCIAL RESULTS (MILLION)
Gold income
337 299 257 1,050 47 41 42 155
Cost of sales 382 518 315 1,562 53 71 51 229
Cash operating costs 271 295 199 983 38 40 32 144
Other cash costs 17 18 12 58 2 2 2 9
Total cash costs 288 312 212 1,042 40 43 34 153
Retrenchment costs - 104 - 104 - 15 - 15
Rehabilitation and other non-cash costs 7 (22) - (10) 1 (3) - (1)
Production costs 296 394 212 1,136 41 54 34 166
Amortisation of tangible assets 104 112 103 446 14 15 17 66
Inventory change (17) 12 - (20) (2) 2 - (3)
(46) (219) (58) (512) (6) (30) (10) (74)
Realised non-hedge derivatives 84 60 65 220 12 8 10 33
38 (159) 6 (292) 5 (22) 1 (42)
Capital expenditure 182 216 101 613 25 30 16 91
1 Total yield represents underground operations.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised
non-hedge derivatives and other commodity contracts

Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 3,869 4,765 5,551 19,293 4,265 5,252 6,119 21,267
Treated - 000 tonnes / - 000 tons 2,136 2,182 1,617 6,993 2,355 2,405 1,782 7,709
Stripping ratio - t (mined total-mined ore) / t mined ore 0.87 1.01 1.65 1.26 0.87 1.01 1.65 1.26
Yield - g/t / - oz/t 1.06 1.08 1.01 1.08 0.031 0.032 0.030 0.032
Gold produced - kg / - oz (000) 2,270 2,364 1,636 7,586 73 76 53 244
HEAP LEACH OPERATION
Gold produced
- kg / - oz (000) - 42 141 362 - 1 5 12
TOTAL
Yield
1
- g/t / - oz/t 1.06 1.08 1.01 1.08 0.031 0.032 0.030 0.032
Gold produced - kg / - oz (000) 2,270 2,406 1,776 7,948 73 77 57 256
Gold sold - kg / - oz (000) 2,280 2,402 1,776 7,758 73 77 57 249
Price received - R/kg / - $/oz - sold 141,433 125,385 104,936 114,730 607 539 529 524
Total cash costs - R/kg / - $/oz - produced 98,631 89,572 74,884 87,571 424 383 379 399
Total production costs - R/kg / - $/oz - produced 124,079 136,464 103,639 121,156 534 584 525 552
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 280 522 435 472 9.00 16.78 13.98 15.17
Actual - g / - oz 570 619 474 508 18.33 19.89 15.22 16.33
FINANCIAL RESULTS (MILLION)
Gold income
267 270 154 778 37 37 25 114
Cost of sales 289 324 163 895 40 45 26 130
Cash operating costs 177 175 120 567 24 24 19 83
Other cash costs 47 41 13 129 7 6 2 19
Total cash costs 224 216 133 696 31 30 22 102
Rehabilitation and other non-cash costs - 23 1 28 - 3 - 4
Production costs 224 239 134 724 31 33 22 106
Amortisation of tangible assets 56 87 48 233 8 12 8 34
Inventory change 9 (2) (19) (62) 1 - (3) (10)
(22) (53) (9) (116) (3) (7) (2) (16)
Realised non-hedge derivatives 56 31 33 112 8 4 5 17
33 (23) 24 (5) 5 (3) 4 -
Capital expenditure 12 23 25 94 2 3 4 14
1Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised
non-hedge derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
1
Volume mined - 000 bcm / - 000 bcy 730 661 968 3,228 955 864 1,266 4,222
Mined - 000 tonnes / - 000 tons 2,006 1,834 2,424 8,605 2,211 2,022 2,672 9,485
Treated - 000 tonnes / - 000 tons 422 434 419 1,655 465 479 462 1,825
Stripping ratio - t (mined total-mined ore) / t mined ore 4.36 4.03 3.10 3.10 4.36 4.03 3.10 3.10
Yield - g/t / - oz/t 3.04 3.46 4.03 3.88 0.089 0.101 0.118 0.113
Gold produced - kg / - oz (000) 1,284 1,503 1,689 6,428 41 48 54 207
Gold sold - kg / - oz (000) 1,333 1,554 1,640 6,234 43 50 53 200
Price received - R/kg / - $/oz - sold 139,606 145,100 111,075 131,821 601 616 560 607
Total cash costs - R/kg / - $/oz - produced 83,011 74,482 51,820 60,080 358 317 262 275
Total production costs - R/kg / - $/oz - produced 100,339 84,940 70,132 75,989 432 361 355 349
PRODUCTIVITY PER EMPLOYEE
1
Target - g / - oz 1,109 2,715 2,551 2,552 35.66 87.28 82.01 82.04
Actual - g / - oz 855 1,132 1,306 1,221 27.49 36.39 42.00 39.26
FINANCIAL RESULTS (MILLION)
Gold income
201 226 182 822 28 31 30 122
Cost of sales 131 131 116 468 18 18 19 69
Cash operating costs 91 96 75 329 13 13 12 48
Other cash costs 15 16 13 58 2 2 2 9
Total cash costs 107 112 88 386 15 15 14 57
Rehabilitation and other non-cash costs 1 (11) 1 (10) - (2) - (1)
Production costs 107 101 88 377 15 14 14 56
Amortisation of tangible assets 22 27 30 112 3 4 5 17
Inventory change 2 3 (3) (21) - - - (3)
70 95 66 354 10 13 11 52
Realised non-hedge derivatives (15) - - - (2) - - -
55 95 66 354 8 13 11 52
Capital expenditure 1 4 2 8 - 1 - 1
1 Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,455 1,343 913 4,363 1,903 1,756 1,194 5,707
Mined - 000 tonnes / - 000 tons 2,887 2,772 1,909 8,904 3,182 3,056 2,104 9,815
Treated - 000 tonnes / - 000 tons 391 449 423 1,832 431 495 466 2,020
Stripping ratio - t (mined total-mined ore) / t mined ore 4.61 3.61 2.25 3.29 4.61 3.61 2.25 3.29
Yield - g/t / - oz/t 2.50 3.44 3.11 3.22 0.073 0.100 0.091 0.094
Gold produced - kg / - oz (000) 977 1,546 1,316 5,898 31 50 42 190
Gold sold - kg / - oz (000) 1,180 1,369 1,313 5,722 38 44 42 184
Price received - R/kg / - $/oz - sold 139,019 143,908 109,331 131,939 599 612 553 606
Total cash costs - R/kg / - $/oz - produced 99,134 65,107 53,584 58,876 427 277 271 270
Total production costs - R/kg / - $/oz - produced 106,812 77,704 65,638 73,025 460 331 332 335
PRODUCTIVITY PER EMPLOYEE
1
Target - g / - oz 1,187 1,839 1,681 1,885 38.15 59.12 54.04 60.62
Actual - g / - oz 684 1,350 1,197 1,347 21.98 43.40 38.50 43.32
FINANCIAL RESULTS (MILLION)
Gold income
178 197 144 755 25 27 23 111
Cost of sales 120 107 90 421 17 15 15 62
Cash operating costs 84 87 60 294 12 12 10 43
Other cash costs 12 14 10 53 2 2 2 8
Total cash costs 97 101 71 347 13 14 11 51
Rehabilitation and other non-cash costs - (6) 6 (1) - (1) 1 -
Production costs 97 94 76 346 13 13 12 51
Amortisation of tangible assets 7 26 10 84 1 4 2 12
Inventory change 15 (13) 4 (10) 2 (2) 1 (1)
58 90 53 334 8 12 9 49
Realised non-hedge derivatives (14) - - - (2) - - -
44 90 53 334 6 12 9 49
Capital expenditure 6 13 4 28 1 2 1 4
1 Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
YATELA - Attributable 40%
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,690 1,821 1,214 5,745 1,863 2,007 1,338 6,333
Placed
1
- 000 tonnes / - 000 tons 287 363 327 1,282 316 400 360 1,413
Stripping ratio - t (mined total-mined ore) / t mined ore 8.57 8.66 3.02 5.50 8.57 8.66 3.02 5.50
Yield
2
- g/t / - oz/t 3.25 3.88 4.53 4.12 0.095 0.113 0.132 0.120
Gold placed
3 - kg / - oz (000) 932 1,408 1,480 5,278 30 45 48 170
Gold produced - kg / - oz (000) 1,093 1,061 1,023 4,374 35 34 33 141
Gold sold - kg / - oz (000) 1,201 1,048 1,086 4,328 39 34 35 139
Price received - R/kg / - $/oz - sold 139,121 144,129 109,917 131,547 599 615 555 605
Total cash costs - R/kg / - $/oz - produced 51,669 51,776 43,910 49,469 223 222 222 228
Total production costs - R/kg / - $/oz - produced 69,721 45,489 59,183 65,402 301 195 300 299
PRODUCTIVITY PER EMPLOYEE
4
Target - g / - oz 1,237 1,236 1,209 1,272 39.77 39.75 38.88 40.89
Actual - g / - oz 1,481 1,470 1,411 1,514 47.60 47.25 45.36 48.69
FINANCIAL RESULTS (MILLION)
Gold income
181 151 119 569 25 21 19 84
Cost of sales 84 48 59 271 12 7 10 40
Cash operating costs 44 44 36 176 6 6 6 26
Other cash costs 13 11 9 40 2 1 1 6
Total cash costs 56 55 45 216 8 8 7 32
Rehabilitation and other non-cash costs 1 (31) 4 (22) - (4) 1 (3)
Production costs 57 24 49 194 8 3 8 29
Amortisation of tangible assets 19 24 12 92 3 3 2 13
Inventory change 8 - (1) (15) 1 - - (2)
97 103 60 298 13 14 10 44
Realised non-hedge derivatives (14) - - - (2) - - -
83 103 60 298 12 14 10 44
Capital expenditure 5 5 - 7 1 1 - 1
1 Tonnes / Tons placed on to leach pad.
2 Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
4 Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
1
Volume mined - 000 bcm / - 000 bcy 812 856 600 3,142 1,062 1,120 785 4,109
Mined - 000 tonnes / - 000 tons 2,022 2,133 1,504 7,829 2,228 2,351 1,658 8,630
Treated - 000 tonnes / - 000 tons 418 379 348 1,490 461 418 383 1,642
Stripping ratio - t (mined total-mined ore) / t mined ore 5.42 5.83 7.13 8.30 5.42 5.83 7.13 8.30
Yield - g/t / - oz/t 1.47 1.63 2.15 1.81 0.043 0.048 0.058 0.053
Gold produced - kg / - oz (000) 614 617 678 2,690 20 20 22 86
Gold sold - kg / - oz (000) 675 544 680 2,548 22 17 22 82
Price received - R/kg / - $/oz - sold 138,759 146,335 109,373 131,942 598 619 553 608
Total cash costs - R/kg / - $/oz - produced 85,460 70,764 44,795 57,716 368 303 227 265
Total production costs - R/kg / - $/oz - produced 101,693 96,078 59,018 75,801 438 412 299 348
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 479 756 779 791 15.41 24.32 25.05 25.43
Actual - g / - oz 629 654 698 716 20.24 21.04 22.44 23.03
FINANCIAL RESULTS (MILLION)
Gold income
101 80 74 336 14 11 12 50
Cost of sales 65 48 41 188 9 7 7 28
Cash operating costs 49 42 30 152 7 6 5 22
Other cash costs 4 2 - 3 - - - -
Total cash costs 52 44 30 155 7 6 5 23
Rehabilitation and other non-cash costs - 4 - 4 - 1 - 1
Production costs 52 48 31 160 7 7 5 24
Amortisation of tangible assets 10 11 9 44 1 2 2 7
Inventory change 3 (12) 1 (16) - (2) - (2)
36 32 33 148 5 4 5 22
Realised non-hedge derivatives (7) - - - (1) - - -
29 32 33 148 4 4 5 22
Capital expenditure 3 18 5 33 - 3 1 5
1 Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 5,150 5,836 4,986 22,774 6,737 7,633 6,522 29,789
Mined - 000 tonnes / - 000 tons 13,894 15,271 13,685 59,724 15,316 16,833 15,085 65,834
Treated - 000 tonnes / - 000 tons 1,339 1,437 1,238 5,691 1,476 1,583 1,364 6,273
Stripping ratio - t (mined total-mined ore) / t mined ore 10.58 8.00 12.45 9.87 10.58 8.00 12.45 9.87
Yield - g/t / - oz/t 1.80 1.73 2.34 1.68 0.053 0.050 0.062 0.049
Gold produced - kg / - oz (000) 2,412 2,478 2,626 9,588 78 80 84 308
Gold sold - kg / - oz (000) 2,421 2,617 2,929 9,666 78 84 94 311
Price received - R/kg / - $/oz - sold 138,914 143,260 109,961 131,190 599 608 555 602
Total cash costs - R/kg / - $/oz - produced 100,143 138,524 72,557 109,639 434 586 368 497
Total production costs - R/kg / - $/oz - produced 130,397 143,291 92,656 130,792 564 605 470 595
PRODUCTIVITY PER EMPLOYEE
1
Target - g / - oz 625 1,489 859 1,110 20.10 47.87 27.60 35.69
Actual - g / - oz 373 385 472 404 12.00 12.38 15.18 12.98
FINANCIAL RESULTS (MILLION)
Gold income
221 257 246 857 31 35 40 127
Cost of sales 342 377 307 1,287 48 51 50 189
Cash operating costs 225 320 177 988 31 44 29 144
Other cash costs 11 15 11 48 2 2 2 7
Total cash costs 236 335 189 1,036 33 46 31 151
Rehabilitation and other non-cash costs - (68) 4 (60) - (9) 1 (8)
Production costs 236 267 192 976 33 36 31 143
Amortisation of tangible assets 73 80 49 263 10 11 8 38
Inventory change 33 30 66 49 5 4 11 8
(121) (121) (62) (430) (17) (16) (10) (62)
Realised non-hedge derivatives 115 118 76 411 16 16 12 61
(6) (2) 15 (19) (1) - 2 (2)
Capital expenditure 25 119 52 452 3 16 8 67
1 Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised
non-hedge derivatives and other commodity contracts

USA
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2007
2006
2006
2006
2007
2006
2006
2006
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 12,036 12,840 13,223 53,764 13,267 14,153 14,576 59,264
Placed
1
- 000 tonnes / - 000 tons 4,864 5,468 5,176 21,795 5,361 6,027 5,706 24,025
Stripping ratio - t (mined total-mined ore) / t mined ore 1.62 1.46 1.56 1.53 1.62 1.46 1.56 1.53
Yield
2
- g/t / - oz/t 0.56 0.48 0.50 0.54 0.016 0.014 0.015 0.016
Gold placed
3
- kg / - oz (000) 2,738 2,617 2,606 11,821 88 84 84 380
Gold produced - kg / - oz (000) 1,980 2,661 1,984 8,817 64 86 64 283
Gold sold - kg / - oz (000) 1,892 2,692 2,031 8,915 61 87 65 287
Price received - R/kg / - $/oz - sold 139,842 146,846 73,057 95,755 601 626 370 431
Total cash costs
4
- R/kg / - $/oz - produced 56,156 60,891 48,627 54,389 242 259 246 248
Total production costs - R/kg / - $/oz - produced 79,372 85,892 69,744 77,828 342 366 353 356
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,155 2,675 2,343 2,713 69.28 86.00 75.32 87.23
Actual - g / - oz 1,729 2,740 2,082 2,260 55.60 88.10 66.93 72.67
FINANCIAL RESULTS (MILLION)
Gold income
169 286 129 656 23 39 21 95
Cost of sales 157 229 138 686 22 31 23 101
Cash operating costs 183 170 147 654 25 23 24 97
Other cash costs 6 7 3 23 1 1 1 3
Total cash costs 189 177 150 676 26 24 24 100
Rehabilitation and other non-cash costs 3 4 2 13 - 1 - 2
Production costs 192 181 152 690 27 25 25 102
Amortisation of tangible assets 56 59 51 265 8 8 8 39
Inventory change (91) (12) (65) (268) (13) (1) (11) (40)
12 58 (10) (30) 2 8 (2) (6)
Realised non-hedge derivatives 96 109 20 198 13 15 3 29
107 167 10 167 15 23 2 23
Capital expenditure 47 29 27 89 7 4 4 13
1 Tonnes / Tons placed onto leach pad.
2 Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
4 Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2005 dated 17 March 2006, which was filed with the Securities and Exchange Commission (SEC) on 20 March 2006.
Administrative   information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman
Mrs E le R Bradley
C B Brayshaw
R Médori
~
(Alternate: P G Whitcutt)
J H Mensah
W A Nairn (Alternate: A H Calver *)
Prof W L Nkuhlu
S M Pityana
S R Thompson *
A J Trahar
* British
#
American
Ghanaian
~ French
! Brazilian
Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell
Contacts
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +1 212 815 3700 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 4, 2007,
By: /s/ L Eatwell
Name:  L Eatwell
Title:    Company Secretary